Exhibit 99.2

Cenovus Energy Inc.
Interim Consolidated Financial Statements (unaudited)
For the Periods Ended December 31, 2022
(Canadian Dollars)

CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

For the periods ended December 31, 2022

Cenovus Energy Inc. – Q4 2022 Interim Consolidated Financial Statements	2

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS) (unaudited)
For the periods ended December 31,
($ millions, except per share amounts)

		Three Months Ended		Twelve Months Ended
	Notes	2022	2021 (1)	2022	2021 (1)

Revenues	1
Gross Sales		14,938	14,541	71,765	48,811
Less: Royalties		875	815	4,868	2,454
		14,063	13,726	66,897	46,357
Expenses	1
Purchased Product		6,908	7,177	33,801	23,326
Transportation and Blending		2,826	2,399	11,530	8,038
Operating		1,362	1,288	5,569	4,716
(Gain) Loss on Risk Management	29	96	44	1,636	995
Depreciation, Depletion and Amortization	10,15,16,18	1,470	2,652	4,679	5,886
Exploration Expense		2	3	101	18
(Income) Loss From Equity-Accounted Affiliates	17	(4)	(17)	(15)	(57)
General and Administrative	5	320	358	865	849
Finance Costs	6	189	246	820	1,082
Interest Income		(37)	(12)	(81)	(23)
Integration and Transaction Costs	7	27	47	106	349
Foreign Exchange (Gain) Loss, Net	8	(63)	(81)	343	(174)
Revaluation (Gains)	4	—	—	(549)	—
Re-measurement of Contingent Payments	22	20	4	162	575
(Gain) Loss on Divestiture of Assets	9	(25)	(132)	(269)	(229)
Other (Income) Loss, Net	11	(65)	(101)	(532)	(309)
Earnings (Loss) Before Income Tax		1,037	(149)	8,731	1,315
Income Tax Expense (Recovery)	12	253	259	2,281	728
Net Earnings (Loss)		784	(408)	6,450	587

Net Earnings (Loss) Per Common Share ($)	13
Basic		0.40	(0.21)	3.29	0.27
Diluted		0.39	(0.21)	3.20	0.27

(1)See Note 3 for revisions to prior period results.

See accompanying Notes to interim Consolidated Financial Statements (unaudited).

Cenovus Energy Inc. – Q4 2022 Interim Consolidated Financial Statements	3

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (unaudited)
For the periods ended December 31,
($ millions)

		Three Months Ended		Twelve Months Ended
	Notes	2022	2021	2022	2021

Net Earnings (Loss)		784	(408)	6,450	587
Other Comprehensive Income (Loss), Net of Tax	26
Items That Will not be Reclassified to Profit or Loss:
Actuarial Gain (Loss) Relating to Pension and Other Post- Employment Benefits		13	17	71	38
Change in the Fair Value of Equity Instruments at FVOCI (1)		—	—	2	—
Items That may be Reclassified to Profit or Loss:
Foreign Currency Translation Adjustment		(183)	(53)	713	(129)
Total Other Comprehensive Income (Loss), Net of Tax		(170)	(36)	786	(91)
Comprehensive Income (Loss)		614	(444)	7,236	496

(1)Fair value through other comprehensive income (loss) (“FVOCI”).

See accompanying Notes to interim Consolidated Financial Statements (unaudited).

Cenovus Energy Inc. – Q4 2022 Interim Consolidated Financial Statements	4

CONSOLIDATED BALANCE SHEETS (unaudited)
As at December 31,
($ millions)

	Notes	2022	2021

Assets
Current Assets
Cash and Cash Equivalents		4,524	2,873
Accounts Receivable and Accrued Revenues		3,473	3,870
Income Tax Receivable		121	22
Inventories		4,312	3,919
Assets Held for Sale	9	—	1,304
Total Current Assets		12,430	11,988
Restricted Cash	23	209	186
Exploration and Evaluation Assets, Net	1,14	685	720
Property, Plant and Equipment, Net	1,15	36,499	34,225
Right-of-Use Assets, Net	1,16	1,845	2,010
Income Tax Receivable		25	66
Investments in Equity-Accounted Affiliates	17	365	311
Other Assets	18	342	431
Deferred Income Taxes		546	694
Goodwill	1,19	2,923	3,473
Total Assets		55,869	54,104

Liabilities and Equity
Current Liabilities
Accounts Payable and Accrued Liabilities		6,124	6,353
Short-Term Borrowings	20	115	79
Lease Liabilities	21	308	272
Contingent Payments	22	263	236
Income Tax Payable		1,211	179
Liabilities Related to Assets Held for Sale	9	—	186
Total Current Liabilities		8,021	7,305
Long-Term Debt	20	8,691	12,385
Lease Liabilities	21	2,528	2,685
Contingent Payments	22	156	—
Decommissioning Liabilities	23	3,559	3,906
Other Liabilities	24	1,042	929
Deferred Income Taxes		4,283	3,286
Total Liabilities		28,280	30,496
Shareholders’ Equity		27,576	23,596
Non-Controlling Interest		13	12
Total Liabilities and Equity		55,869	54,104

Commitments and Contingencies	32

See accompanying Notes to interim Consolidated Financial Statements (unaudited).

Cenovus Energy Inc. – Q4 2022 Interim Consolidated Financial Statements	5

CONSOLIDATED STATEMENTS OF EQUITY (unaudited)
($ millions)

	Shareholders’ Equity
	Common Shares	Preferred Shares	Warrants	Paid in Surplus	Retained Earnings	AOCI (1)	Total	Non-Controlling Interest
	(Note 25)	(Note 25)	(Note 25)			(Note 26)

As at December 31, 2020	11,040	—	—	4,391	501	775	16,707	—
Net Earnings (Loss)	—	—	—	—	587	—	587	—
Other Comprehensive Income (Loss), Net of Tax	—	—	—	—	—	(91)	(91)	—
Total Comprehensive Income (Loss)	—	—	—	—	587	(91)	496	—
Common Shares Issued	6,111	—	—	—	—	—	6,111	—
Common Shares Issued Under Stock Option Plans	7	—	—	(1)	—	—	6	—
Purchase of Common Shares Under NCIBs (2) (Note 25)	(145)	—	—	(120)	—	—	(265)	—
Preferred Shares Issued	—	519	—	—	—	—	519	—
Warrants Issued	—	—	216	—	—	—	216	—
Warrants Exercised	3	—	(1)	—	—	—	2	—
Stock-Based Compensation Expense	—	—	—	14	—	—	14	—
Base Dividends on Common Shares	—	—	—	—	(176)	—	(176)	—
Dividends on Preferred Shares	—	—	—	—	(34)	—	(34)	—
Non-Controlling Interest	—	—	—	—	—	—	—	12
As at December 31, 2021	17,016	519	215	4,284	878	684	23,596	12
Net Earnings (Loss)	—	—	—	—	6,450	—	6,450	—
Other Comprehensive Income (Loss), Net of Tax	—	—	—	—	—	786	786	—
Total Comprehensive Income (Loss)	—	—	—	—	6,450	786	7,236	—
Common Shares Issued Under Stock Option Plans	170	—	—	(32)	—	—	138	—
Purchase of Common Shares Under NCIBs (2) (Note 25)	(959)	—	—	(1,571)	—	—	(2,530)	—
Warrants Exercised	93	—	(31)	—	—	—	62	—
Stock-Based Compensation Expense	—	—	—	10	—	—	10	—
Base Dividends on Common Shares	—	—	—	—	(682)	—	(682)	—
Variable Dividends on Common Shares	—	—	—	—	(219)	—	(219)	—
Dividends on Preferred Shares	—	—	—	—	(35)	—	(35)	—
Non-Controlling Interest	—	—	—	—	—	—	—	1
As at December 31, 2022	16,320	519	184	2,691	6,392	1,470	27,576	13

(1)    Accumulated other comprehensive income (loss) (“AOCI”).
(2)    Normal course issuer bids (“NCIBs”).
See accompanying Notes to interim Consolidated Financial Statements (unaudited).

Cenovus Energy Inc. – Q4 2022 Interim Consolidated Financial Statements	6

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)
For the periods ended December 31,
($ millions)

		Three Months Ended		Twelve Months Ended
	Notes	2022	2021	2022	2021
Operating Activities
Net Earnings (Loss)		784	(408)	6,450	587
Depreciation, Depletion and Amortization	10,15,16,18	1,470	2,652	4,679	5,886
Inventory Write-Down (Reversal)		—	—	—	16
Realization of Inventory Write-Downs		—	—	—	(31)
Deferred Income Tax Expense (Recovery)	12	17	171	642	452
Unrealized (Gain) Loss on Risk Management	29	(38)	(224)	(126)	2
Unrealized Foreign Exchange (Gain) Loss	8	(54)	(92)	365	(312)
Realized Foreign Exchange (Gain) Loss on Non-Operating Items		—	34	146	171
Revaluation (Gains)	4	—	—	(549)	—
Re-measurement of Contingent Payments, Net of Cash Paid		20	(115)	(469)	400
(Gain) Loss on Divestiture of Assets	9	(25)	(132)	(269)	(229)
Unwinding of Discount on Decommissioning Liabilities	23	44	56	176	199
(Income) Loss From Equity-Accounted Affiliates	17	(4)	(17)	(15)	(57)
Distributions Received From Equity-Accounted Affiliates	17	11	22	65	137
Other		121	1	(117)	27
Settlement of Decommissioning Liabilities		(49)	(35)	(150)	(102)
Net Change in Non-Cash Working Capital	31	673	271	575	(1,227)
Cash From (Used in) Operating Activities		2,970	2,184	11,403	5,919

Investing Activities
Acquisitions, Net of Cash Acquired	4	(7)	—	(397)	735
Capital Investment	14,15	(1,274)	(835)	(3,708)	(2,563)
Proceeds From Divestitures	9	45	247	1,514	435
Payment on Divestiture of Assets	9	—	—	(50)	—
Net Cash Received on Assumption of Decommissioning Liabilities		—	—	—	75
Net Change in Investments and Other		(26)	50	(211)	17
Net Change in Non-Cash Working Capital	31	92	143	538	359
Cash From (Used in) Investing Activities		(1,170)	(395)	(2,314)	(942)

Net Cash Provided (Used) Before Financing Activities		1,800	1,789	9,089	4,977

Financing Activities	31
Net Issuance (Repayment) of Short-Term Borrowings		115	31	34	(77)
Issuance of Long-Term Debt		—	—	—	1,557
(Repayment) of Long-Term Debt		—	(534)	(4,149)	(2,870)
Net Issuance (Repayment) of Revolving Long-Term Debt		—	—	—	(350)
Principal Repayment of Leases	21	(74)	(78)	(302)	(300)
Common Shares Issued Under Stock Option Plans		5	6	138	6
Purchase of Common Shares Under NCIBs	25	(387)	(265)	(2,530)	(265)
Proceeds From Exercise of Warrants		11	—	62	2
Base Dividends Paid on Common Shares	13	(201)	(70)	(682)	(176)
Variable Dividends Paid on Common Shares	13	(219)	—	(219)	—
Dividends Paid on Preferred Shares	13	—	(8)	(26)	(34)
Other		—	2	(2)	—
Cash From (Used in) Financing Activities		(750)	(916)	(7,676)	(2,507)

Effect of Foreign Exchange on Cash and Cash Equivalents		(20)	(10)	238	25
Increase (Decrease) in Cash and Cash Equivalents		1,030	863	1,651	2,495
Cash and Cash Equivalents, Beginning of Period		3,494	2,010	2,873	378
Cash and Cash Equivalents, End of Period		4,524	2,873	4,524	2,873

See accompanying Notes to interim Consolidated Financial Statements (unaudited).

Cenovus Energy Inc. – Q4 2022 Interim Consolidated Financial Statements	7

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2022

1. DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES
Cenovus Energy Inc., including its subsidiaries, (together “Cenovus” or the “Company”) is an integrated energy company with crude oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States (“U.S.”).
Cenovus is incorporated under the Canada Business Corporations Act and its common shares and common share purchase warrants are listed on the Toronto Stock Exchange (“TSX”) and New York Stock Exchange. Cenovus’s cumulative redeemable preferred shares series 1, 2, 3, 5 and 7 are listed on the TSX. The executive and registered office is located at 4100, 225 6 Avenue S.W., Calgary, Alberta, Canada, T2P 1N2. Information on the Company’s basis of preparation for these interim Consolidated Financial Statements is found in Note 2.
Management has determined the operating segments based on information regularly reviewed for the purposes of decision making, allocating resources and assessing operational performance by Cenovus’s chief operating decision maker. The Company’s operating segments are aggregated based on their geographic locations, the nature of the businesses or a combination of these factors. The Company evaluates the financial performance of its operating segments primarily based on operating margin.
In September 2022, the Company completed the divestiture of the majority of the retail fuels business. As a result, Management elected to aggregate the remaining commercial fuels business and the historical retail fuels business into the Canadian Manufacturing segment. The marketing operations of the Canadian Manufacturing segment have similar products and services, customer types, distribution methods and operate in the same regulatory environment as the commercial fuels business. The commercial fuels business includes cardlock, bulk plant and travel centre locations across Canada. Comparative periods have been re-presented to reflect this change (see Note 3).
The Company operates through the following reportable segments:
Upstream Segments
•Oil Sands, includes the development and production of bitumen and heavy oil in northern Alberta and Saskatchewan. Cenovus’s oil sands assets include Foster Creek, Christina Lake, Sunrise, Lloydminster thermal and Lloydminster conventional heavy oil assets. Cenovus jointly owns and operates pipeline gathering systems and terminals through the equity-accounted investment in Husky Midstream Limited Partnership (“HMLP”). The sale and transportation of Cenovus’s production and third-party commodity trading volumes are managed and marketed through access to capacity on third-party pipelines and storage facilities in both Canada and the U.S. to optimize product mix, delivery points, transportation commitments and customer diversification.
•Conventional, includes assets rich in natural gas liquids (“NGLs”) and natural gas within the Elmworth-Wapiti, Kaybob‑Edson, Clearwater and Rainbow Lake operating areas in Alberta and British Columbia and interests in numerous natural gas processing facilities. Cenovus’s NGLs and natural gas production is marketed and transported, with additional third-party commodity trading volumes, through access to capacity on third-party pipelines, export terminals and storage facilities. These provide flexibility for market access to optimize product mix, delivery points, transportation commitments and customer diversification.
•Offshore, includes offshore operations, exploration and development activities in China and the East Coast of Canada, as well as the equity-accounted investment in the Husky-CNOOC Madura Ltd. (“HCML”) joint venture in Indonesia.
Downstream Segments
•Canadian Manufacturing, includes the owned and operated Lloydminster upgrading and asphalt refining complex, which converts heavy oil and bitumen into synthetic crude oil, diesel, asphalt and other ancillary products. Cenovus also owns and operates the Bruderheim crude-by-rail terminal and two ethanol plants. The Company’s commercial fuels business across Canada is included in this segment. Cenovus markets its production and third-party commodity trading volumes in an effort to use its integrated network of assets to maximize value.
•U.S. Manufacturing, includes the refining of crude oil to produce gasoline, diesel, jet fuel, asphalt and other products at the wholly-owned Lima Refinery and Superior Refinery, the jointly-owned Wood River and Borger refineries (jointly owned with operator Phillips 66) and the jointly-owned Toledo Refinery (jointly owned with operator BP Products North America Inc. (“BP”)). Cenovus also markets some of its own and third-party volumes of refined petroleum products including gasoline, diesel and jet fuel.

Cenovus Energy Inc. – Q4 2022 Interim Consolidated Financial Statements	8

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2022
Corporate and Eliminations
Corporate and Eliminations, includes Cenovus-wide costs for general and administrative, financing activities, gains and losses on risk management for corporate related derivative instruments and foreign exchange. Eliminations include adjustments for internal usage of natural gas production between segments, transloading services provided to the Oil Sands segment by the Company’s crude-by-rail terminal, crude oil production used as feedstock by the Canadian Manufacturing and U.S. Manufacturing segments, the sale of condensate extracted from blended crude oil production in the Canadian Manufacturing segment and sold to the Oil Sands segment, and unrealized profits in inventory. Eliminations are recorded based on current market prices.
The following tabular financial information presents segmented information first by segment, then by product and geographic location.
A) Results of Operations – Segment and Operational Information
i) Results for the Three Months Ended December 31

	Upstream
For the three months ended	Oil Sands		Conventional		Offshore		Total
December 31,	2022	2021 (1)	2022	2021	2022	2021	2022	2021 (1)
Revenues
Gross Sales	6,731	6,717	1,131	1,000	445	520	8,307	8,237
Less: Royalties	784	734	70	47	21	34	875	815
	5,947	5,983	1,061	953	424	486	7,432	7,422
Expenses
Purchased Product	594	656	563	542	—	—	1,157	1,198
Transportation and Blending	2,922	2,577	37	17	3	5	2,962	2,599
Operating	733	658	138	134	84	73	955	865
Realized (Gain) Loss on Risk Management	59	202	75	—	—	—	134	202
Operating Margin	1,639	1,890	248	260	337	408	2,224	2,558
Unrealized (Gain) Loss on Risk Management	(9)	(176)	6	(9)	—	—	(3)	(185)
Depreciation, Depletion and Amortization	786	684	88	(306)	144	123	1,018	501
Exploration Expense	2	1	—	—	—	2	2	3
(Income) Loss From Equity- Accounted Affiliates	—	—	—	—	(4)	(11)	(4)	(11)
Segment Income (Loss)	860	1,381	154	575	197	294	1,211	2,250
(1)Prior period results have been adjusted to more appropriately reflect the cost of blending (see Note 3).

Cenovus Energy Inc. – Q4 2022 Interim Consolidated Financial Statements	9

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2022

	Downstream
For the three months ended	Canadian Manufacturing		U.S. Manufacturing		Total
December 31,	2022	2021 (1)	2022	2021	2022	2021 (1)
Revenues
Gross Sales	1,772	1,856	6,608	6,154	8,380	8,010
Less: Royalties	—	—	—	—	—	—
	1,772	1,856	6,608	6,154	8,380	8,010
Expenses
Purchased Product	1,324	1,588	5,747	5,635	7,071	7,223
Transportation and Blending	—	—	—	—	—	—
Operating	170	129	589	560	759	689
Realized (Gain) Loss on Risk Management	—	—	(8)	56	(8)	56
Operating Margin	278	139	280	(97)	558	42
Unrealized (Gain) Loss on Risk Management	—	—	40	(37)	40	(37)
Depreciation, Depletion and Amortization	44	63	381	2,061	425	2,124
Exploration Expense	—	—	—	—	—	—
(Income) Loss From Equity-Accounted Affiliates	—	—	—	—	—	—
Segment Income (Loss)	234	76	(141)	(2,121)	93	(2,045)

For the three months ended	Corporate and Eliminations		Consolidated
December 31,	2022	2021 (1) (2)	2022	2021 (2)
Revenues
Gross Sales	(1,749)	(1,706)	14,938	14,541
Less: Royalties	—	—	875	815
	(1,749)	(1,706)	14,063	13,726
Expenses
Purchased Product	(1,320)	(1,244)	6,908	7,177
Transportation and Blending	(136)	(200)	2,826	2,399
Operating	(352)	(266)	1,362	1,288
Realized (Gain) Loss on Risk Management	8	10	134	268
Unrealized (Gain) Loss on Risk Management	(75)	(2)	(38)	(224)
Depreciation, Depletion and Amortization	27	27	1,470	2,652
Exploration Expense	—	—	2	3
(Income) Loss From Equity-Accounted Affiliates	—	(6)	(4)	(17)
Segment Income (Loss)	99	(25)	1,403	180
General and Administrative	320	358	320	358
Finance Costs	189	246	189	246
Interest Income	(37)	(12)	(37)	(12)
Integration and Transaction Costs	27	47	27	47
Foreign Exchange (Gain) Loss, Net	(63)	(81)	(63)	(81)
Revaluation (Gains)	—	—	—	—
Re-measurement of Contingent Payments	20	4	20	4
(Gain) Loss on Divestiture of Assets	(25)	(132)	(25)	(132)
Other (Income) Loss, Net	(65)	(101)	(65)	(101)
	366	329	366	329
Earnings (Loss) Before Income Tax			1,037	(149)
Income Tax Expense (Recovery)			253	259
Net Earnings (Loss)			784	(408)
(1)Prior period results have been re-presented. In September 2022, the Company divested the majority of the retail fuels business. The Retail segment has been aggregated with the Canadian Manufacturing segment (see Note 3).
(2)Prior period results have been adjusted to more appropriately reflect the cost of blending (see Note 3).

Cenovus Energy Inc. – Q4 2022 Interim Consolidated Financial Statements	10

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2022
ii) Results for the Twelve Months Ended December 31

	Upstream
For the twelve months ended	Oil Sands		Conventional		Offshore		Total
December 31,	2022	2021 (1)	2022	2021	2022	2021	2022	2021 (1)
Revenues
Gross Sales	34,775	22,827	4,332	3,235	2,020	1,782	41,127	27,844
Less: Royalties	4,493	2,196	298	150	77	108	4,868	2,454
	30,282	20,631	4,034	3,085	1,943	1,674	36,259	25,390
Expenses
Purchased Product	4,810	2,404	2,023	1,655	—	—	6,833	4,059
Transportation and Blending	12,036	8,625	143	74	15	15	12,194	8,714
Operating	2,930	2,451	541	551	318	239	3,789	3,241
Realized (Gain) Loss on Risk Management	1,527	786	92	2	—	—	1,619	788
Operating Margin	8,979	6,365	1,235	803	1,610	1,420	11,824	8,588
Unrealized (Gain) Loss on Risk Management	(68)	18	13	1	—	—	(55)	19
Depreciation, Depletion and Amortization	2,763	2,666	370	3	585	492	3,718	3,161
Exploration Expense	9	16	1	(3)	91	5	101	18
(Income) Loss From Equity- Accounted Affiliates	8	(5)	—	—	(23)	(47)	(15)	(52)
Segment Income (Loss)	6,267	3,670	851	802	957	970	8,075	5,442
(1)Prior period results have been adjusted to more appropriately reflect the cost of blending (see Note 3).

Cenovus Energy Inc. – Q4 2022 Interim Consolidated Financial Statements	11

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2022

	Downstream
For the twelve months ended	Canadian Manufacturing		U.S. Manufacturing		Total
December 31,	2022	2021 (1)	2022	2021	2022	2021 (1)
Revenues
Gross Sales	7,792	6,215	30,310	20,043	38,102	26,258
Less: Royalties	—	—	—	—	—	—
	7,792	6,215	30,310	20,043	38,102	26,258
Expenses
Purchased Product	6,389	5,156	26,112	17,955	32,501	23,111
Transportation and Blending	—	—	—	—	—	—
Operating	704	486	2,346	1,772	3,050	2,258
Realized (Gain) Loss on Risk Management	—	—	112	104	112	104
Operating Margin	699	573	1,740	212	2,439	785
Unrealized (Gain) Loss on Risk Management	—	—	18	1	18	1
Depreciation, Depletion and Amortization	208	226	640	2,381	848	2,607
Exploration Expense	—	—	—	—	—	—
(Income) Loss From Equity-Accounted Affiliates	—	—	—	—	—	—
Segment Income (Loss)	491	347	1,082	(2,170)	1,573	(1,823)

For the twelve months ended	Corporate and Eliminations		Consolidated
December 31,	2022	2021 (1) (2)	2022	2021 (2)
Revenues
Gross Sales	(7,464)	(5,291)	71,765	48,811
Less: Royalties	—	—	4,868	2,454
	(7,464)	(5,291)	66,897	46,357
Expenses
Purchased Product	(5,533)	(3,844)	33,801	23,326
Transportation and Blending	(664)	(676)	11,530	8,038
Operating	(1,270)	(783)	5,569	4,716
Realized (Gain) Loss on Risk Management	31	101	1,762	993
Unrealized (Gain) Loss on Risk Management	(89)	(18)	(126)	2
Depreciation, Depletion and Amortization	113	118	4,679	5,886
Exploration Expense	—	—	101	18
(Income) Loss From Equity-Accounted Affiliates	—	(5)	(15)	(57)
Segment Income (Loss)	(52)	(184)	9,596	3,435
General and Administrative	865	849	865	849
Finance Costs	820	1,082	820	1,082
Interest Income	(81)	(23)	(81)	(23)
Integration and Transaction Costs	106	349	106	349
Foreign Exchange (Gain) Loss, Net	343	(174)	343	(174)
Revaluation (Gains)	(549)	—	(549)	—
Re-measurement of Contingent Payments	162	575	162	575
(Gain) Loss on Divestiture of Assets	(269)	(229)	(269)	(229)
Other (Income) Loss, Net	(532)	(309)	(532)	(309)
	865	2,120	865	2,120
Earnings (Loss) Before Income Tax			8,731	1,315
Income Tax Expense (Recovery)			2,281	728
Net Earnings (Loss)			6,450	587
(1)Prior period results have been re-presented. In September 2022, the Company divested the majority of the retail fuels business. The Retail segment has been aggregated with the Canadian Manufacturing segment (see Note 3).
(2)Prior period results have been adjusted to more appropriately reflect the cost of blending (see Note 3).

Cenovus Energy Inc. – Q4 2022 Interim Consolidated Financial Statements	12

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2022
B) Revenues by Product

	Three Months Ended		Twelve Months Ended
For the periods ended December 31,	2022	2021	2022	2021
Upstream
Crude Oil (1)	5,677	5,778	29,834	19,877
NGLs (1)	662	587	2,346	1,983
Natural Gas	1,035	907	3,690	3,032
Other	58	150	389	498
Downstream
Canadian Manufacturing
Synthetic Crude Oil	574	662	2,360	1,951
Asphalt	138	119	620	477
Other Products and Services (2)	1,060	1,075	4,812	3,787
U.S. Manufacturing
Gasoline	2,936	2,866	14,116	10,111
Diesel and Distillate	2,918	1,932	11,453	6,429
Other Products	754	1,356	4,741	3,503
Corporate and Eliminations (2)	(1,749)	(1,706)	(7,464)	(5,291)
Consolidated	14,063	13,726	66,897	46,357
(1)Prior period results have been re-presented. Third-party condensate sales previously included in crude oil have been aggregated with NGLs.
(2)Prior period results have been re-presented. The Retail segment has been aggregated with the Canadian Manufacturing segment (see Note 3).
C) Geographical Information

	Revenues (1)
	Three Months Ended		Twelve Months Ended
For the periods ended December 31,	2022	2021	2022	2021
Canada	6,766	6,788	33,222	23,768
United States	6,959	6,586	32,313	21,326
China	338	352	1,362	1,263
Consolidated	14,063	13,726	66,897	46,357
(1)Revenues by country are classified based on where the operations are located.

	Non-Current Assets (1)
As at December 31,	2022	2021 (2)
Canada	35,194	33,981
United States	4,824	4,093
China	2,064	2,583
Indonesia	365	311
Consolidated	42,447	40,968
(1)Includes exploration and evaluation (“E&E”) assets, property, plant and equipment (“PP&E”), right-of-use (“ROU”) assets, income tax receivable, investments in equity-accounted affiliates, precious metals, intangible assets and goodwill.
(2)Canada excludes assets held for sale of $1.3 billion that were divested in 2022.

Cenovus Energy Inc. – Q4 2022 Interim Consolidated Financial Statements	13

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2022
D) Assets by Segment

	E&E Assets		PP&E		ROU Assets
As at December 31,	2022	2021	2022	2021	2022	2021
Oil Sands	674	653	24,657	22,535	638	754
Conventional	6	6	2,020	2,174	2	2
Offshore	5	61	2,549	2,822	152	160
Canadian Manufacturing (1)	—	—	2,466	2,558	252	388
U.S. Manufacturing	—	—	4,482	3,745	329	252
Corporate and Eliminations	—	—	325	391	472	454
Consolidated	685	720	36,499	34,225	1,845	2,010

	Goodwill		Total Assets
As at December 31,	2022	2021	2022	2021 (2)
Oil Sands	2,923	3,473	32,248	31,070
Conventional	—	—	2,410	3,026
Offshore	—	—	3,339	3,597
Canadian Manufacturing (1)	—	—	3,172	3,884
U.S. Manufacturing (3)	—	—	8,324	7,509
Corporate and Eliminations (3)	—	—	6,376	5,018
Consolidated	2,923	3,473	55,869	54,104
(1)Prior period results have been re-presented. PP&E, ROU assets and total assets from the remaining commercial fuels business and the historic retail fuels business have been aggregated with the Canadian Manufacturing segment.
(2)Total assets include assets held for sale $1.3 billion that were divested in 2022.
(3)Prior period results were re-presented to move income tax receivable and deferred income tax assets from the U.S. Manufacturing segment to the Corporate and Eliminations segment.

Cenovus Energy Inc. – Q4 2022 Interim Consolidated Financial Statements	14

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2022
E) Capital Expenditures (1)

	Three Months Ended		Twelve Months Ended
For the periods ended December 31,	2022	2021	2022	2021
Capital Investment
Oil Sands	681	402	1,792	1,019
Conventional	156	87	344	222
Offshore
Asia Pacific	3	—	8	21
Atlantic	82	45	302	154
Total Upstream	922	534	2,446	1,416

Canadian Manufacturing (2)	40	23	117	68
U.S. Manufacturing	285	252	1,059	995
Total Downstream	325	275	1,176	1,063

Corporate and Eliminations	27	26	86	84
	1,274	835	3,708	2,563
Acquisitions (Note 4)
Oil Sands (3)	—	—	1,609	5,005
Conventional	6	—	12	551
Offshore (4)	—	—	—	3,129
Canadian Manufacturing (2)	—	—	—	2,973
U.S. Manufacturing	—	—	—	1,618
Corporate and Eliminations	—	—	—	156
	6	—	1,621	13,432

Total Capital Expenditures	1,280	835	5,329	15,995
(1)Includes expenditures on PP&E, E&E assets and capitalized interest.
(2)Prior period results have been re-presented. The Retail segment has been aggregated with the Canadian Manufacturing segment (see Note 3).
(3)Cenovus was deemed to have disposed of its pre-existing interest in Sunrise Oil Sands Partnership (“SOSP”) and reacquired it at fair value as required by International Financial Reporting Standard 3, “Business Combinations” (“IFRS 3”). The acquisition capital above does not include the fair value of the pre-existing interest in SOSP of $1.6 billion.
(4)Excludes capital expenditures related to the HCML joint venture, which are accounted for using the equity method.

2. BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE
In these interim Consolidated Financial Statements, unless otherwise indicated, all dollars are expressed in Canadian dollars. All references to C$ or $ are to Canadian dollars and references to US$ are to U.S. dollars.
These interim Consolidated Financial Statements have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including International Accounting Standard 34, “Interim Financial Reporting”, and have been prepared following the same accounting policies and methods of computation as the annual Consolidated Financial Statements for the year ended December 31, 2021.
Certain information and disclosures normally included in the notes to the annual Consolidated Financial Statements have been condensed or have been disclosed on an annual basis only. Accordingly, these interim Consolidated Financial Statements should be read in conjunction with the annual Consolidated Financial Statements for the year ended December 31, 2021, which have been prepared in accordance with IFRS as issued by the IASB.
These interim Consolidated Financial Statements were approved by the Board of Directors effective February 15, 2023.

Cenovus Energy Inc. – Q4 2022 Interim Consolidated Financial Statements	15

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2022

3. ACCOUNTING POLICIES, CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY
Accounting policies, a list of critical accounting judgments and key sources of estimation uncertainty can be found in the Company’s annual Consolidated Financial Statements for the year ended December 31, 2021.
Adjustments to the Consolidated Statements of Earnings (Loss) and Segmented Disclosures
Certain comparative information presented in the Consolidated Statements of Earnings (Loss) within the Oil Sands segment and Corporate and Eliminations segment was revised.
During the three months ended June 30, 2022, the Company made adjustments to more appropriately reflect the cost of blending at the Lloydminster thermal and Lloydminster conventional heavy oil assets, which resulted in a reclassification of costs between purchased product and transportation and blending. An associated elimination entry was recorded in the Corporate and Eliminations segment to re-present the change in the value of condensate that was extracted at the Canadian Manufacturing operations and sold back to the Oil Sands segment. As a result, purchased product decreased and transportation and blending increased, with no impact to net earnings (loss), segment income (loss), financial position or cash flows. Refer to the interim Consolidated Financial Statements for the periods ended June 30, 2022, for further details.
In September 2022, the Company completed the divestiture of the majority of the retail fuels business. As a result, Management elected to aggregate the remaining commercial fuels business and the historical retail fuels business into the Canadian Manufacturing segment. Comparative periods have been re-presented to reflect this change, with no impact to net earnings (loss), financial position or cash flows.
The following table reconciles the amounts previously reported in the Consolidated Statements of Earnings (Loss) to the corresponding revised amounts:
Three Months Ended December 31, 2021

Oil Sands Segment	Previously Reported	Revisions	Segment Aggregation	Revised
Purchased Product	868	(212)	—	656
Transportation and Blending	2,365	212	—	2,577
	3,233	—	—	3,233

Canadian Manufacturing	Previously Reported	Revisions	Segment Aggregation	Revised
Gross Sales	1,363	—	493	1,856
Purchased Product	1,128	—	460	1,588
Operating	104	—	25	129
Depreciation, Depletion, and Amortization	40	—	23	63
	91	—	(15)	76

Retail	Previously Reported	Revisions	Segment Aggregation	Revised
Gross Sales	618	—	(618)	—
Purchased Product	585	—	(585)	—
Operating	25	—	(25)	—
Depreciation, Depletion, and Amortization	23	—	(23)	—
	(15)	—	15	—

Corporate and Eliminations Segment	Previously Reported	Revisions	Segment Aggregation	Revised
Gross Sales	(1,831)	—	125	(1,706)
Purchased Product	(1,561)	192	125	(1,244)
Transportation and Blending	(8)	(192)	—	(200)
	(262)	—	—	(262)

Cenovus Energy Inc. – Q4 2022 Interim Consolidated Financial Statements	16

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2022

Consolidated	Previously Reported	Revision	Segment Aggregation	Revised
Purchased Product	7,197	(20)	—	7,177
Transportation and Blending	2,379	20	—	2,399
	9,576	—	—	9,576
Twelve Months Ended December 31, 2021

Oil Sands Segment	Previously Reported	Revisions	Segment Aggregation	Revised
Purchased Product	3,188	(784)	—	2,404
Transportation and Blending	7,841	784	—	8,625
	11,029	—	—	11,029

Canadian Manufacturing	Previously Reported	Revisions	Segment Aggregation	Revised
Gross Sales	4,472	—	1,743	6,215
Purchased Product	3,552	—	1,604	5,156
Operating	388	—	98	486
Depreciation, Depletion, and Amortization	167	—	59	226
	365	—	(18)	347

Retail	Previously Reported	Revisions	Segment Aggregation	Revised
Gross Sales	2,158	—	(2,158)	—
Purchased Product	2,019	—	(2,019)	—
Operating	98	—	(98)	—
Depreciation, Depletion, and Amortization	59	—	(59)	—
	(18)	—	18	—

Corporate and Eliminations Segment	Previously Reported	Revisions	Segment Aggregation	Revised
Gross Sales	(5,706)	—	415	(5,291)
Purchased Product	(4,888)	629	415	(3,844)
Transportation and Blending	(47)	(629)	—	(676)
	(771)	—	—	(771)

Consolidated	Previously Reported	Revision	Segment Aggregation	Revised
Purchased Product	23,481	(155)	—	23,326
Transportation and Blending	7,883	155	—	8,038
	31,364	—	—	31,364

4. ACQUISITIONS
A) Sunrise Oil Sands Partnership
i) Summary of the Acquisition
On August 31, 2022, Cenovus closed the transaction with BP Canada Energy Group ULC (“BP Canada”) to purchase the remaining 50 percent interest in SOSP, previously a joint operation, in northern Alberta (the “Sunrise Acquisition”). The Sunrise Acquisition had an effective date of May 1, 2022. It provides Cenovus with full ownership and further enhances Cenovus’s core strength in the oil sands.
The Sunrise Acquisition has been accounted for using the acquisition method pursuant to IFRS 3. Under the acquisition method, assets and liabilities are recorded at their fair values on the date of acquisition and the total consideration is allocated to the assets acquired and liabilities assumed. The excess of consideration given over the fair value of the net assets acquired, if any, is recorded as goodwill.

Cenovus Energy Inc. – Q4 2022 Interim Consolidated Financial Statements	17

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2022
ii) Identifiable Assets Acquired and Liabilities Assumed
The purchase price allocation is based on Management’s best estimate of fair value and has been retrospectively adjusted to reflect items not initially identified, as well as new information obtained about the conditions that existed at the date of the Sunrise Acquisition. Changes to identifiable assets acquired and liabilities assumed includes increases of $26 million to both PP&E and decommissioning liabilities. The impact to depreciation, depletion and amortization (“DD&A”) and finance costs (including the unwinding of the discount on decommissioning liabilities) as a result of the measurement period adjustments was not material. Prior periods have not been restated.
The following table summarizes the recognized amounts of assets acquired and liabilities assumed at the date of acquisition.

As at	August 31, 2022
100 Percent of the Identifiable Assets Acquired and Liabilities Assumed
Cash	9
Accounts Receivable and Accrued Revenues	164
Inventories	88
Property, Plant and Equipment	3,218
Accounts Payable and Accrued Liabilities	(313)
Income Tax Payable	(39)
Decommissioning Liabilities	(48)
Deferred Income Tax Liabilities	(486)
Total Identifiable Net Assets	2,593
The fair value and gross contractual amount of acquired accounts receivable and accrued revenues is $164 million, all of which was collected.
iii) Total Consideration
Total consideration for the Sunrise Acquisition consisted of $600 million in cash, before closing adjustments, and Cenovus’s 35 percent interest in the undeveloped Bay du Nord project offshore Newfoundland and Labrador. Cenovus also agreed to make quarterly variable payments to BP Canada for up to two years subsequent to August 31, 2022, if crude oil prices exceed a specified threshold. The maximum cumulative variable payment is $600 million. The following table summarizes the fair value of total consideration:

As at	August 31, 2022
Cash, Net of Closing Adjustments	394
Bay Du Nord	40
Variable Payment	600
Total Consideration	1,034
Non-monetary assets transferred as part of consideration must be re-measured at their acquisition-date fair value, with any gain or loss recognized in net earnings (loss). As a result, the Company re-measured its interest in Bay du Nord to its estimated fair value and recognized a non-cash revaluation gain of $40 million.
Cenovus agreed to make quarterly payments from SOSP to BP Canada for up to two years subsequent to the closing date for quarters in which the average Western Canadian Select (“WCS”) crude oil price exceeds $52.00 per barrel. The first quarterly period ended on November 30, 2022. The quarterly payment is calculated as $2.8 million plus the difference between the average WCS price in the quarter less $53.00 multiplied by $2.8 million, for any of the eight quarters in which the average WCS price is equal to or greater than $52.00 per barrel. If the average WCS price is less than $52.00 per barrel, no payment will be made for that quarter. The maximum cumulative variable payment over the contract term is $600 million.
The variable payment is accounted for as a financial instrument. The fair value of $600 million on August 31, 2022, was estimated by calculating the present value of the expected future cash flows using an option pricing model, which assumes the probability distribution for WCS is based on the volatility of West Texas Intermediate (“WTI”) options, volatility of Canadian-U.S. foreign exchange rate options and both WTI and WCS differential futures pricing. The variable payment will be re-measured at fair value with changes in fair value recognized in net earnings (loss) at each reporting date until the earlier of when the maximum $600 million in cumulative payments is reached or the eight quarters have lapsed (see Note 22).

Cenovus Energy Inc. – Q4 2022 Interim Consolidated Financial Statements	18

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2022
iv) Goodwill

As at	August 31, 2022
Total Purchase Consideration	1,034
Fair Value of Pre-Existing 50 Percent Ownership Interest in Sunrise Oil Sands Partnership	1,559
Fair Value of Identifiable Net Assets	(2,593)
Goodwill	—
Current and deferred income tax liabilities were recognized in the purchase price allocation for the 50 percent interest acquired in SOSP. The deferred income tax liability arises from the difference between the fair value of the acquired assets and liabilities assumed, and their tax basis.
Fair Value of Pre-Existing 50 Percent Ownership Interest in Sunrise Oil Sands Partnership
Prior to the Sunrise Acquisition, Cenovus’s 50 percent interest in SOSP was jointly controlled with BP Canada and met the definition of a joint operation under IFRS 11, “Joint Arrangements”; therefore, Cenovus recognized its share of the assets, liabilities, revenues and expenses in its consolidated results. Subsequent to the Sunrise Acquisition, Cenovus controls SOSP, as defined under IFRS 10, “Consolidated Financial Statements”, and, accordingly SOSP has been consolidated. As required by IFRS 3, when an acquirer achieves control in stages, the previously held interest is re-measured to fair value at the acquisition date with any gain or loss recognized in net earnings (loss). The acquisition-date fair value of the previously held interest was estimated to be $1.6 billion. The net carrying value of the SOSP assets was $960 million, including previously recorded goodwill (see Note 19). As a result, Cenovus recognized a non-cash revaluation gain of $599 million ($457 million, after-tax) on the re-measurement of its existing interest in SOSP to fair value.
v) Revenue and Profit Contribution
The acquired business contributed revenues of $599 million and net earnings of $nil for the period from August 31, 2022, to December 31, 2022. If the closing of the Sunrise Acquisition had occurred on January 1, 2022, Cenovus’s consolidated pro forma revenues and net earnings for the twelve months ended December 31, 2022, would have been $67.8 billion and $6.6 billion, respectively. These amounts have been calculated using results from the acquired business, adjusting them for:
•Additional DD&A that would have been charged assuming the fair value adjustments to PP&E had applied from January 1, 2022.
•Additional accretion on the decommissioning liabilities if they had been assumed on January 1, 2022.
•The consequential tax effects.
This pro forma information is not necessarily indicative of the results that would have been obtained if the Sunrise Acquisition had actually occurred on January 1, 2022.
B) BP-Husky Refining LLC
On August 8, 2022, Cenovus announced an agreement with BP to purchase the remaining 50 percent interest in BP-Husky Refining LLC, a joint operation, in Ohio (the “Toledo Acquisition”). After closing the transaction, Cenovus will operate the Toledo Refinery. Total consideration for the transaction includes US$300 million in cash plus the value of inventory. The Toledo Acquisition will be accounted for using the acquisition method pursuant to IFRS 3. On September 20, 2022, an incident occurred at the Toledo Refinery, resulting in the shutdown of the facility. The refinery remains shut down in a safe state. The acquisition is expected to close at the end of February 2023.
C) Husky Energy Inc.
On January 1, 2021, Cenovus and Husky Energy Inc. closed a transaction to combine the two companies through a plan of arrangement (the “Arrangement”). For more details, see Note 5 of the annual Consolidated Financial Statements for the year ended December 31, 2021.
D) Terra Nova
On September 8, 2021, the Company acquired an additional working    interest of 21 percent of the Terra Nova field in Atlantic Canada. Cenovus’s working interest in the joint operation is now 34 percent. The total consideration paid was $3 million, net of closing adjustments, and the effective date of the transaction was April 1, 2021. The additional working interest acquired was accounted for as an asset acquisition. Cenovus acquired cash of $78 million and PP&E of $84 million, and assumed decommissioning liabilities of     $159 million.

Cenovus Energy Inc. – Q4 2022 Interim Consolidated Financial Statements	19

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2022

5. GENERAL AND ADMINISTRATIVE

	Three Months Ended		Twelve Months Ended
For the periods ended December 31,	2022	2021	2022	2021
Salaries and Benefits	56	63	204	264
Administrative and Other	84	66	297	225
Stock-Based Compensation Expense (Recovery) (Note 27)	180	62	373	159
Other Incentive Benefits Expense (Recovery)	—	167	(9)	201
	320	358	865	849

6. FINANCE COSTS

	Three Months Ended		Twelve Months Ended
For the periods ended December 31,	2022	2021	2022	2021
Interest Expense – Short-Term Borrowings and Long-Term Debt	97	133	478	557
Net Premium (Discount) on Redemption of Long-Term Debt (1)	—	6	(29)	121
Interest Expense – Lease Liabilities (Note 21)	40	42	163	171
Unwinding of Discount on Decommissioning Liabilities (Note 23)	44	56	176	199
Other	10	9	37	34
	191	246	825	1,082
Capitalized Interest	(2)	—	(5)	—
	189	246	820	1,082
(1)Includes the premium or discount on redemption, net of transaction costs and the amortization of associated fair value adjustments.

7. INTEGRATION AND TRANSACTION COSTS
Arrangement integration costs of $14 million and $90 million were recognized in net earnings (loss) for the three and twelve months ended December 31, 2022 (three and twelve months ended December 31, 2021 – $47 million and $349 million, respectively).
In the three and twelve months ended December 31, 2022, transaction costs of $13 million and $16 million, respectively, were recognized in net earnings (loss) associated with the Sunrise Acquisition and the pending Toledo Acquisition.

8. FOREIGN EXCHANGE (GAIN) LOSS, NET

	Three Months Ended		Twelve Months Ended
For the periods ended December 31,	2022	2021	2022	2021
Unrealized Foreign Exchange (Gain) Loss on Translation of:
U.S. Dollar Debt Issued From Canada	(79)	(98)	365	(230)
Other	25	6	—	(82)
Unrealized Foreign Exchange (Gain) Loss	(54)	(92)	365	(312)
Realized Foreign Exchange (Gain) Loss	(9)	11	(22)	138
	(63)	(81)	343	(174)

Cenovus Energy Inc. – Q4 2022 Interim Consolidated Financial Statements	20

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2022

9. DIVESTITURES
A) 2022 Divestitures
On January 31, 2022, the Company closed the sale of its Tucker asset in its Oil Sands segment for net proceeds of $730 million and recorded a before-tax gain of $165 million (after-tax gain – $126 million).
On February 28, 2022, the Company closed the sale of its Wembley assets in its Conventional segment for net proceeds of $221 million and recorded a before-tax gain of $76 million (after-tax gain – $58 million).
On September 13, 2022, the Company closed the sales of 337 gas stations in the historic retail fuels business, located across Western Canada and Ontario, for net cash proceeds of $404 million and recorded a before-tax loss of $74 million (after-tax loss – $56 million).
The above 2022 divestitures were classified as assets held for sale at December 31, 2021.
In September 2021, the Company entered into an agreement with a partner in the White Rose project in the Atlantic region that would transfer 12.5 percent of Cenovus’s working interest in the White Rose field and the satellite extensions, subject to certain closing conditions. On May 31, 2022, the final closing conditions were satisfied, which included the approval of the West White Rose project restarting. Cenovus paid $50 million associated with transferring the Company’s working interest, resulting in a before-tax gain of $62 million (after-tax gain – $47 million).
On June 8, 2022, the Company sold its investment in Headwater Exploration Inc. (“Headwater”) for proceeds of $110 million, with no gain or loss recognized as the investment was recorded at fair value prior to the sale.
B) 2021 Divestitures
Effective May 1, 2021, the Company closed the sale of its gross overriding royalty interests in the Marten Hills area of Alberta relating to the Conventional segment. Cenovus received cash proceeds of $102 million and recorded a before-tax gain of $60 million (after-tax gain – $47 million).
The Company sold Conventional segment assets in the Kaybob area in July 2021 and assets in the East Clearwater area in August 2021 for combined gross proceeds of approximately $82 million. For the three months ended September 30, 2021, a before-tax gain of $17 million (after-tax gain – $13 million) was recorded on the dispositions.
On October 14, 2021, the Company sold 50 million common shares of Headwater for gross proceeds of $228 million and recorded a before-tax gain of $116 million (after-tax gain – $99 million).

10. IMPAIRMENT CHARGES AND REVERSALS
At each reporting date, the Company assesses its cash-generating units (“CGUs”) for indicators of impairment or when facts and circumstances suggest the carrying amount may exceed the recoverable amount. Impairment losses recognized in prior periods, other than goodwill impairments, are assessed at each reporting date for any indicators that the impairment losses may no longer exist or may have decreased. Goodwill is tested for impairment at least annually. For the purposes of impairment testing, goodwill is allocated to the CGU to which it relates.
A) Upstream Cash-Generating Units
i) 2022 Impairment Charges and Reversals
The Company tested the CGUs with associated goodwill for impairment as at December 31, 2022, and there were no impairments. The Company also tested the Sunrise CGU for impairment due to a decline in near-term forward prices between the date of the Sunrise Acquisition and December 31, 2022. The recoverable amount of the Sunrise CGU was in excess of its carrying amount and no impairment was recorded.
Key Assumptions
The recoverable amounts (Level 3) of Cenovus’s Oil Sands CGUs that were tested for impairment are approximated using fair value less costs of disposal (“FVLCOD”). Key assumptions used to estimate the present value of future net cash flows from reserves include forward prices and costs, consistent with Cenovus’s independent qualified reserve evaluators (“IQREs”), as well as costs to develop and the discount rates. Fair values for producing properties are calculated based on discounted after-tax cash flows of proved and probable reserves using forward prices and cost estimates as at December 31, 2022. All reserves are evaluated as at December 31, 2022, by the Company’s IQREs.

Cenovus Energy Inc. – Q4 2022 Interim Consolidated Financial Statements	21

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2022
Crude Oil, NGLs and Natural Gas Prices
The forward prices as at December 31, 2022, used to determine future cash flows from crude oil, NGLs and natural gas reserves were:

	2023	2024	2025	2026	2027	Average Annual Increase Thereafter
West Texas Intermediate (US$/barrel)	80.33	78.50	76.95	77.61	79.16	2.00%
Western Canadian Select (C$/barrel)	76.54	77.75	77.55	80.07	81.89	2.00%
Condensate at Edmonton (C$/barrel)	106.22	101.35	98.94	100.19	101.74	2.00%
Alberta Energy Company Natural Gas (C$/Mcf) (1)	4.23	4.40	4.21	4.27	4.34	2.00%
(1)      Assumes natural gas heating value of one million British thermal units per thousand cubic feet (“Mcf”).
Discount Rates
Discounted future cash flows are determined by applying a discount rate between 14 percent and 15 percent based on the individual characteristics of the CGU, and other economic and operating factors.
Sensitivities
For the Sunrise CGU, a one percent increase in the discount rate would result in an impairment of $69 million and a five percent decrease in forward price estimates would result in an impairment of $226 million. A one percent increase in the discount rate or a five percent decrease in forward price estimates would not impact the result of the impairment tests performed on CGUs with associated goodwill.
ii) 2021 Impairment Charges and Reversals
As at December 31, 2021, there was no impairment of the Company’s upstream CGUs or goodwill. As at December 31, 2021, there were indicators of impairment reversals for the Company’s upstream CGUs due to an increase in forward commodity prices. An assessment was performed and indicated the recoverable amount was greater than the carrying value.
As at December 31, 2021, the recoverable amount of the Clearwater, Elmworth-Wapiti and Kaybob-Edson CGUs was estimated to be $2.0 billion. In 2020, the Company recorded a total impairment charge of $555 million in the Conventional segment due to a decline in forward commodity prices and changes in future development plans. As at December 31, 2021, the Company reversed the full amount of impairment losses of $378 million, net of dispositions and the DD&A that would have been recorded had no impairment been recorded. The reversal was primarily due to improved forward commodity prices.
The following table summarizes impairment reversals recorded in 2021 and estimated recoverable amounts as at December 31, 2021, by CGU:

	Reversal of Impairment	Recoverable Amount
Clearwater	145	427
Elmworth-Wapiti	115	747
Kaybob-Edson	118	837
Key Assumptions
The recoverable amounts (Level 3) of Cenovus’s upstream CGUs were determined based on FVLCOD. Key assumptions in the determination of future cash flows from reserves included forward prices and costs, consistent with Cenovus’s IQREs, costs to develop and the discount rates. The fair values for producing properties were calculated based on discounted after-tax cash flows of proved and probable reserves using forward prices and cost estimates as at December 31, 2021. All reserves were evaluated as at December 31, 2021, by the Company’s IQREs.

Cenovus Energy Inc. – Q4 2022 Interim Consolidated Financial Statements	22

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2022
Crude Oil, NGLs and Natural Gas Prices
The forward prices as at December 31, 2021, used to determine future cash flows from crude oil, NGLs and natural gas reserves were:

	2022	2023	2024	2025	2026	Average Annual Increase Thereafter
West Texas Intermediate (US$/barrel)	72.83	68.78	66.76	68.09	69.45	2.00%
Western Canadian Select (C$/barrel)	74.43	69.17	66.54	67.87	69.23	2.00%
Edmonton C5+ (C$/barrel)	91.85	85.53	82.98	84.63	86.33	2.00%
Alberta Energy Company Natural Gas (C$/Mcf) (1)	3.56	3.20	3.05	3.10	3.17	2.00%
(1)      Assumes natural gas heating value of one million British thermal units per thousand cubic feet (“Mcf”).
Discount Rates
Discounted future cash flows were determined by applying a discount rate between 10 percent and 15 percent based on the individual characteristics of the CGU, and other economic and operating factors.
Sensitivities
A one percent increase in the discount rate and a five percent decrease in forward price estimates would have no impact on the amount of impairment reversals recorded in the Clearwater, Elmworth-Wapiti and Kaybob-Edson CGUs at December 31, 2021.
A one percent increase in the discount rate and a five percent decrease in forward price estimates would have no impact on the results of the impairment tests performed on CGUs with associated goodwill.
B) Downstream Cash-Generating Units
i) 2022 Impairment Charges and Reversals
As at December 31, 2022, the Company identified indicators of impairment for the Toledo CGU due to the pending acquisition of the remaining 50 percent from BP and a fire at the Toledo Refinery, and for the Superior CGU with the commissioning of the asset in preparation for restart. The total carrying amount of the Toledo and Superior CGUs was greater than the recoverable amount. An impairment charge of $1.5 billion was recorded as additional DD&A in the U.S. Manufacturing segment.
As at December 31, 2022, there were also indicators of impairment reversals for the Company’s Borger, Wood River and Lima CGUs due to an increase in forward crack spreads, resulting in higher margins for refined products. An assessment was performed that indicated the recoverable amount was greater than the carrying value of the associated CGUs. As at December 31, 2022, the Company reversed impairment charges of $1.2 billion, net of DD&A that would have been recorded had no impairment been recorded.
As at December 31, 2022, the aggregate recoverable amount of the U.S. Manufacturing CGUs was estimated to be $5.4 billion.
Key Assumptions
The recoverable amount (Level 3) of the U.S. Manufacturing CGUs were determined using FVLCOD. FVLCOD was calculated based on discounted after-tax cash flows using forward prices and cost estimates. Key assumptions in the determination of future cash flows included throughput, forward crude oil prices, forward crack spreads, future capital expenditures, future operating costs and discount rates. Forward crack spreads are based on an average of third-party consultant forecasts.
Crude Oil and Crack Spreads
Forward prices are based on Management’s best estimate and corroborated with third-party data. As at December 31, 2022, the forward prices used to determine future cash flows were:

(US$/barrel)	2023	2024	2025	2026	2027
West Texas Intermediate	80.33	78.50	76.95	77.61	79.16
Differential WTI-WTS	(0.56)	(0.56)	(0.56)	(0.56)	(0.56)
Differential WTI-WCS	(23.32)	(19.09)	(17.42)	(15.87)	(15.74)
Chicago 3-2-1 Crack Spreads (WTI)	29.37	24.10	22.12	21.70	21.67
Subsequent prices were extrapolated using a two percent growth rate to determine future cash flows up to the year 2032.

Cenovus Energy Inc. – Q4 2022 Interim Consolidated Financial Statements	23

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2022
Discount Rates
Discounted future cash flows were determined by applying a discount rate of between 15 percent to 18 percent based on the individual characteristics of the CGU, and other economic and operating factors.
Sensitivities
The sensitivity analysis below shows the impact that a change in the discount rate or forward crude oil and crack spreads would have on the net impairment amount recorded as at December 31, 2022, for the U.S. Manufacturing segment CGUs:

	Increase (Decrease) to Impairment Amount
	One Percent Increase in the Discount Rate	One Percent Decrease in the Discount Rate	Five Percent Increase in the Forward Price Estimates	Five Percent Decrease in the Forward Price Estimates
U.S. Manufacturing	69	(65)	(268)	268

	Increase (Decrease) to Impairment Reversal Amount
	One Percent Increase in the Discount Rate	One Percent Decrease in the Discount Rate	Five Percent Increase in the Forward Price Estimates	Five Percent Decrease in the Forward Price Estimates
U.S. Manufacturing	(72)	14	168	(342)
ii) 2021 Impairment Charges and Reversals
As at December 31, 2021, lower forward pricing that would result in lower margins for refined products was identified as an indicator of impairment for the Borger, Wood River, Lima and Toledo CGUs. As at December 31, 2021, the total carrying amounts of the Borger, Wood River and Lima CGUs were greater than the recoverable amount of $2.5 billion. An impairment charge of $1.9 billion was recorded as additional DD&A in the U.S. Manufacturing segment. As at December 31, 2021, there was no impairment of the Toledo CGU.
Key Assumptions
The recoverable amount (Level 3) of the Borger, Wood River and Lima CGUs were determined using FVLCOD. FVLCOD was calculated based on discounted after-tax cash flows using forward prices and cost estimates. Key assumptions in the determination of future cash flows included throughput, forward crude oil prices, forward crack spreads, future capital expenditures, future operating costs and discount rates. Forward crack spreads were based on an average of third-party consultant forecasts.
Crude Oil and Crack Spreads
Forward prices are based on Management’s best estimate and corroborated with third-party data. As at December 31, 2021, the forward prices used to determine future cash flows were:

	2022 to 2023		2024 to 2026
(US$/barrel)	Low	High	Low	High
West Texas Intermediate	68.78	72.83	66.76	69.45
Differential WTI-WTS	—	0.01	(0.06)	(0.06)
Differential WTI-WCS	13.54	13.67	13.75	14.30
Chicago 3-2-1 Crack Spreads (WTI)	14.87	18.44	14.68	16.81
Subsequent prices were extrapolated using a two percent growth rate to determine future cash flows up to the year 2037.
Discount Rates
Discounted future cash flows were determined by applying a discount rate of 10 percent to 12 percent based on the individual characteristics of the CGU, and other economic and operating factors.

Cenovus Energy Inc. – Q4 2022 Interim Consolidated Financial Statements	24

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2022
Sensitivities
The sensitivity analysis below shows the impact that a change in the discount rate or forward crude oil and crack spreads would have had on the calculated recoverable amounts used in the impairment testing completed as at December 31, 2021, for the following CGUs:

	Increase (Decrease) to Impairment Amount
	One Percent Increase in the Discount Rate	One Percent Decrease in the Discount Rate	Five Percent Increase in the Forward Price Estimates	Five Percent Decrease in the Forward Price Estimates
Borger, Wood River and Lima	251	(283)	(990)	996

11. OTHER (INCOME) LOSS, NET
For the three and twelve months ended December 31, 2022, the Company recorded insurance proceeds related to the 2018 incidents at the Superior Refinery and in the Atlantic region of $nil and $328 million, respectively (three and twelve months ended December 31, 2021 – $75 million and $120 million, respectively).
For the three and twelve months ended December 31, 2022, funding of $17 million and $65 million, respectively (three and twelve months ended December 31, 2021 – $12 million and $42 million, respectively), was received under the Government of Alberta’s Site Rehabilitation Program which provides qualifying entities funding to abandon and reclaim oil and gas sites.

12. INCOME TAXES
The provision for income taxes is:

	Three Months Ended		Twelve Months Ended
For the periods ended December 31,	2022	2021	2022	2021
Current Tax
Canada	128	32	1,252	104
United States	8	—	104	—
Asia Pacific	89	56	262	171
Other International	11	—	21	1
Total Current Tax Expense (Recovery)	236	88	1,639	276
Deferred Tax Expense (Recovery)	17	171	642	452
	253	259	2,281	728

Cenovus Energy Inc. – Q4 2022 Interim Consolidated Financial Statements	25

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2022

13. PER SHARE AMOUNTS
A) Net Earnings (Loss) Per Common Share – Basic and Diluted

	Three Months Ended		Twelve Months Ended
For the periods ended December 31,	2022	2021	2022	2021
Net Earnings (Loss)	784	(408)	6,450	587
Effect of Cumulative Dividends on Preferred Shares	(9)	(8)	(35)	(34)
Net Earnings (Loss) – Basic and Diluted	775	(416)	6,415	553

Basic – Weighted Average Number of Shares	1,917.0	2,012.3	1,951.3	2,016.2
Dilutive Effect of Warrants	42.8	—	44.8	27.6
Dilutive Effect of Net Settlement Rights	7.4	—	10.0	1.3
Diluted – Weighted Average Number of Shares	1,967.2	2,012.3	2,006.1	2,045.1

Net Earnings (Loss) Per Common Share – Basic ($)	0.40	(0.21)	3.29	0.27
Net Earnings (Loss) Per Common Share – Diluted (1)(2) ($)	0.39	(0.21)	3.20	0.27
(1)For the three and twelve months ended December 31, 2022, net earnings of $16 million and $52 million, respectively (three and twelve months ended December 31, 2021 – $8 million and $22 million, respectively), and common shares of 1.7 million and 1.6 million, respectively (three and twelve months ended December 31, 2021 – 44.5 million and 1.9 million, respectively), related to the assumed exercise of the Cenovus replacement stock options , were excluded from the calculation of dilutive net earnings (loss) per share as their impact was anti-dilutive.
(2)For the three and twelve months ended December 31, 2021, net settlement rights (“NSRs”) of 6 million and 18 million, respectively, were excluded from the calculation of diluted weighted average number of shares as their effect would have been anti-dilutive or their exercise prices exceeded the market price of Cenovus’s common shares.
B) Common Share Dividends

	2022		2021
For the twelve months ended December 31,	Per Share	Amount	Per Share	Amount
Base Dividends	0.350	682	0.088	176
Variable Dividends	0.114	219	—	—
Total Common Share Dividends Declared and Paid	0.464	901	0.088	176
The declaration of common share dividends is at the sole discretion of the Company’s Board of Directors and is considered quarterly.
On February 15, 2023, the Company’s Board of Directors declared a first quarter base dividend of $0.105 per common share, payable on March 31, 2023, to common shareholders of record as at March 15, 2023.
C) Preferred Share Dividends

	Three Months Ended		Twelve Months Ended
For the periods ended December 31,	2022	2021	2022	2021
Series 1 First Preferred Shares	2	1	7	7
Series 2 First Preferred Shares	—	1	1	1
Series 3 First Preferred Shares	3	3	12	12
Series 5 First Preferred Shares	2	2	9	9
Series 7 First Preferred Shares	2	1	6	5
Total Preferred Share Dividends Declared	9	8	35	34
The declaration of preferred share dividends is at the sole discretion of the Company’s Board of Directors and is considered quarterly.
On January 3, 2023, the Company paid dividends on Cenovus’s preferred shares as declared on November 1, 2022.
On February 15, 2023, the Company’s Board of Directors declared first quarter dividends for Cenovus’s preferred shares, payable on March 31, 2023, in the amount of $9 million, to preferred shareholders of record as at March 15, 2023.

Cenovus Energy Inc. – Q4 2022 Interim Consolidated Financial Statements	26

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2022

14. EXPLORATION AND EVALUATION ASSETS, NET

Total
As at December 31, 2021	720
Additions	37
Write-downs	(64)
Change in Decommissioning Liabilities	(12)
Exchange Rate Movements and Other (1)	4
As at December 31, 2022	685
(1)Immediately prior to the Sunrise Acquisition, Bay du Nord had a carrying value of $nil. The Company re-measured its interest in Bay du Nord to $40 million and recognized a revaluation gain of $40 million.
For the twelve months ended December 31, 2022, $2 million and $62 million of previously capitalized E&E costs were written off as exploration expense in the Oil Sands segment and Offshore segment, respectively (2021 – $9 million in the Oil Sands segment), as the carrying value was not considered to be recoverable.

15. PROPERTY, PLANT AND EQUIPMENT, NET

	Crude Oil and Natural Gas Properties	Processing, Transportation and Storage Assets	Manufacturing Assets	Other Assets (1)	Total
COST
As at December 31, 2021	38,443	228	10,495	1,735	50,901
Acquisitions (Note 4) (2)	3,230	—	—	—	3,230
Additions	2,409	11	1,143	108	3,671
Change in Decommissioning Liabilities	(186)	(6)	(29)	(32)	(253)
Divestitures (Note 4) (2)	(557)	—	—	—	(557)
Exchange Rate Movements and Other	189	21	523	14	747
As at December 31, 2022	43,528	254	12,132	1,825	57,739

ACCUMULATED DEPRECIATION, DEPLETION AND AMORTIZATION
As at December 31, 2021	10,912	53	4,572	1,139	16,676
Depreciation, Depletion and Amortization (3)	3,461	37	466	103	4,067
Impairment Charges (Note 10)	—	—	1,499	—	1,499
Impairment Reversals (Note 10)	—	—	(1,233)	—	(1,233)
Divestitures (Note 4) (2)	(84)	—	—	—	(84)
Exchange Rate Movements and Other	13	16	243	43	315
As at December 31, 2022	14,302	106	5,547	1,285	21,240

CARRYING VALUE
As at December 31, 2021	27,531	175	5,923	596	34,225
As at December 31, 2022	29,226	148	6,585	540	36,499
(1)Includes assets within the commercial and retail fuels businesses, office furniture, fixtures, leasehold improvements, information technology and aircraft.
(2)In connection with the Sunrise Acquisition, Cenovus was deemed to have disposed of its pre-existing interest and reacquired it at fair value as required by IFRS 3. As at August 31, 2022, the carrying value of the pre-existing interest in SOSP’s PP&E was $454 million.
(3)DD&A includes asset write-downs of $26 million in the Offshore segment and $25 million in the Canadian Manufacturing segment.

Cenovus Energy Inc. – Q4 2022 Interim Consolidated Financial Statements	27

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2022

16. RIGHT-OF-USE ASSETS, NET

	Real Estate	Transportation and Storage Assets (1)	Manufacturing Assets	Other Assets (2)	Total
COST
As at December 31, 2021	592	1,841	161	62	2,656
Additions	—	22	1	2	25
Modifications	9	69	3	2	83
Re-measurements	1	3	2	1	7
Terminations	(1)	(6)	(2)	(1)	(10)
Exchange Rate Movements and Other	(2)	(89)	9	8	(74)
As at December 31, 2022	599	1,840	174	74	2,687

ACCUMULATED DEPRECIATION
As at December 31, 2021	92	520	33	1	646
Depreciation	36	226	21	14	297
Terminations	—	(6)	—	—	(6)
Exchange Rate Movements and Other	(1)	(95)	4	(3)	(95)
As at December 31, 2022	127	645	58	12	842

CARRYING VALUE
As at December 31, 2021	500	1,321	128	61	2,010
As at December 31, 2022	472	1,195	116	62	1,845
(1)Transportation and storage assets include railcars, barges, vessels, pipelines, caverns and storage tanks.
(2)Includes assets within the commercial fuels business, fleet vehicles and other equipment.

17. JOINT ARRANGEMENTS
A) Joint Operations
Cenovus has a number of joint operations in the Upstream segments. The Company also has the following joint operations held in separate entities in the U.S. Manufacturing segment.
BP-Husky Refining LLC
Cenovus holds a 50 percent interest in the Toledo Refinery with BP. BP is the operator of the refinery in Ohio and holds the remaining 50 percent interest. On August 8, 2022, Cenovus announced an agreement with BP to purchase the remaining 50 percent interest. See Note 4 for further details.
WRB Refining LP
Cenovus holds a 50 percent interest in the Wood River and Borger refineries with Phillips 66. Phillips 66 holds the remaining 50 percent interest and is the operator of the Wood River Refinery in Illinois and the Borger Refinery in Texas.
B) Joint Ventures
Husky-CNOOC Madura Ltd.
The Company holds a 40 percent interest in the jointly controlled entity, HCML, which is engaged in the exploration for and production of natural gas and NGLs in offshore Indonesia. The Company’s share of equity investment income (loss) related to the joint venture is included in the Consolidated Statements of Earnings (Loss) in the Offshore segment.

Cenovus Energy Inc. – Q4 2022 Interim Consolidated Financial Statements	28

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2022
Summarized below is the financial information for HCML accounted for using the equity method.
Results of Operations

	Three Months Ended		Twelve Months Ended
For the periods ended December 31,	2022	2021	2022	2021
Revenue	127	91	383	439
Expenses	103	65	350	395
Net Earnings (Loss)	24	26	33	44
Balance Sheet

As at December 31,	2022	2021
Current Assets (1)	247	167
Non-Current Assets	1,926	1,433
Current Liabilities	160	62
Non-Current Liabilities	1,293	896
Net Assets	720	642
(1)Includes cash and cash equivalents of $64 million (December 31, 2021 – $46 million).
For the twelve months ended December 31, 2022, the Company’s share of income from the equity-accounted affiliate was $23 million (2021 – $47 million). As at December 31, 2022, the carrying amount of the Company’s share of net assets was $365 million (December 31, 2021 – $311 million). These amounts do not equal the 40 percent joint control of the revenues, expenses and net assets of HCML due to differences in the values attributed to the investment and accounting policies between the joint venture and the Company.
For the twelve months ended December 31, 2022, the Company received $42 million of distributions from HCML (2021 – $100 million) and paid $54 million in contributions (2021 – $18 million).
Husky Midstream Limited Partnership
The Company jointly owns and is the operator of HMLP, which owns midstream assets, including pipeline, storage and other ancillary infrastructure assets in Alberta and Saskatchewan. The Company holds a 35 percent interest in HMLP, with Power Assets Holdings Ltd. holding a 49 percent interest and CK Infrastructure Holdings Ltd. holding a 16 percent interest in HMLP.
For the twelve months ended December 31, 2022, HMLP had net earnings of $190 million (2021 – $134 million). The Company’s share of (income) loss from the equity-accounted affiliate does not equal the 35 percent of the net earnings of HMLP due to the nature of the profit-sharing arrangement as defined in the partnership agreement. The Company’s share of earnings will fluctuate depending on certain income thresholds of HMLP. For the twelve months ended December 31, 2022, the Company did not record its share of pre-tax loss relating to HMLP of $23 million (2021 – loss of $22 million). The carrying value was $nil at December 31, 2022, and December 31, 2021.
As at December 31, 2022, the Company had $28 million in cumulative unrecognized losses and OCI, net of tax (December 31, 2021 – $17 million). The Company records its share of equity investment income related to the joint venture only in excess of the cumulated unrecognized loss and is included in the Consolidated Statements of Earnings (Loss) in the Oil Sands segment.
For the twelve months ended December 31, 2022, the Company received $23 million of distributions from HMLP (2021 – $37 million) and paid $31 million in contributions (2021 – $32 million) to HMLP. The net amount of the distributions received and contributions paid are recorded in earnings from equity-accounted affiliates.

Cenovus Energy Inc. – Q4 2022 Interim Consolidated Financial Statements	29

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2022

18. OTHER ASSETS

As at December 31,	2022	2021
Intangible Assets (1)	19	78
Private Equity Investments (Note 29)	55	53
Other Equity Investments (2)	—	77
Net Investment in Finance Leases	62	60
Long-Term Receivables and Prepaids	120	77
Precious Metals	86	85
Other	—	1
	342	431
(1)For the twelve months ended December 31, 2022, $49 million of previously capitalized intangible asset costs were written off as DD&A in the Oil Sands segment as the carrying value was not considered to be recoverable.
(2)On June 8, 2022, the Company sold its investment in Headwater for proceeds of $110 million. The investment was recorded at fair value prior to the sale.

19. GOODWILL

As at December 31,	2022	2021
Carrying Value, Beginning of Year	3,473	2,272
Goodwill Recognized on the Arrangement	—	1,289
Goodwill Disposed or Reclassified to Assets Held for Sale	(550)	(88)
Carrying Value, End of Year	2,923	3,473
The carrying amount of goodwill is allocated to the following CGUs:

As at December 31,	2022	2021
Primrose (Foster Creek)	1,171	1,171
Christina Lake	1,101	1,101
Lloydminster Thermal	651	651
Sunrise	—	550
	2,923	3,473
For the purposes of impairment testing, goodwill is allocated to the CGUs to which it relates. The assumptions used to test Cenovus's goodwill for impairment as at December 31, 2022, are consistent with those disclosed in Note 10. There was no impairment of goodwill as at December 31, 2022 (December 31, 2021 – $nil).

20. DEBT AND CAPITAL STRUCTURE
A) Short-Term Borrowings

As at December 31,	Notes	2022	2021
Uncommitted Demand Facilities	i	—	—
WRB Uncommitted Demand Facilities	ii	115	79
Total Debt Principal		115	79
i) Uncommitted Demand Facilities
As at December 31, 2022, and December 31, 2021, the Company had uncommitted demand facilities of $1.9 billion in place, of which $1.4 billion may be drawn for general purposes, or the full amount may be available to issue letters of credit. As at December 31, 2022, there were outstanding letters of credit aggregating to $490 million (December 31, 2021 – $565 million) and no direct borrowings.
As at December 31, 2021, SOSP had an uncommitted demand credit facility of $10 million (the Company’s proportionate share – $5 million). On November 24, 2022, the Company cancelled the SOSP uncommitted demand credit facility.

Cenovus Energy Inc. – Q4 2022 Interim Consolidated Financial Statements	30

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2022
ii) WRB Uncommitted Demand Facilities
As at December 31, 2022, WRB had uncommitted demand facilities of US$450 million (the Company’s proportionate share –US$225 million), which may be used to cover short-term working capital requirements (December 31, 2021 – US$300 million (the Company’s proportionate share – US$150 million)). As at December 31, 2022, US$170 million was drawn on these facilities, of which the Company’s proportionate share was US$85 million (C$115 million) (December 31, 2021 – US$125 million of which the Company’s proportionate share was US$63 million (C$79 million)).
B) Long-Term Debt

As at December 31,	Notes	2022	2021
Committed Credit Facility (1)	i	—	—
U.S. Dollar Denominated Unsecured Notes	ii	6,537	9,363
Canadian Dollar Unsecured Notes	ii	2,000	2,750
Total Debt Principal		8,537	12,113
Debt Premiums (Discounts), Net, and Transaction Costs		154	272
Long-Term Debt		8,691	12,385
(1)The committed credit facility may include Bankers’ Acceptances, secured overnight financing rate loans, prime rate loans and U.S. base rate loans.
i) Committed Credit Facility
On November 10, 2022, Cenovus amended its existing committed credit facility to decrease the capacity by $500 million to $5.5 billion and to extend the maturity dates by more than one year. The committed credit facility consists of a $1.8 billion tranche maturing on November 10, 2025, and a $3.7 billion tranche maturing on November 10, 2026. As at December 31, 2022, no amounts were drawn on the credit facility (December 31, 2021 – $nil).
ii) U.S. Dollar Denominated Unsecured Notes and Canadian Dollar Unsecured Notes
For the twelve months ended December 31, 2022, and December 31, 2021, Cenovus purchased outstanding principal amounts of the following unsecured notes:

	2022	2021
	US$ Principal	US$ Principal
U.S. Dollar Unsecured Notes
3.95% due April 15, 2022	—	500
3.00% due August 15, 2022	—	500
3.80% due September 15, 2023	115	335
4.00% due April 15, 2024	269	481
5.38% due July 15, 2025	533	334
4.25% due April 15, 2027	589	—
4.40% due April 15, 2029	510	—
6.75% due November 15, 2039	455	—
4.45% due September 15, 2042	58	—
5.20% due September 15, 2043	29	—
	2,558	2,150

	C$ Principal	C$ Principal
Canadian Dollar Unsecured Notes
3.55% due March 12, 2025	750	—

Cenovus Energy Inc. – Q4 2022 Interim Consolidated Financial Statements	31

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2022
The principal amounts of the Company’s outstanding unsecured notes are:

	December 31, 2022		December 31, 2021
	US$ Principal	C$ Principal and Equivalent	US$ Principal	C$ Principal and Equivalent
U.S. Dollar Unsecured Notes
3.80% due September 15, 2023	—	—	115	146
4.00% due April 15, 2024	—	—	269	341
5.38% due July 15, 2025	133	181	666	844
4.25% due April 15, 2027	373	505	962	1,220
4.40% due April 15, 2029	240	324	750	951
2.65% due January 15, 2032	500	677	500	634
5.25% due June 15, 2037	583	790	583	739
6.80% due September 15, 2037	387	524	387	490
6.75% due November 15, 2039	935	1,267	1,390	1,763
4.45% due September 15, 2042	97	131	155	197
5.20% due September 15, 2043	29	39	58	73
5.40% due June 15, 2047	800	1,083	800	1,014
3.75% due February 15, 2052	750	1,016	750	951
	4,827	6,537	7,385	9,363
Canadian Dollar Unsecured Notes
3.55% due March 12, 2025		—		750
3.60% due March 10, 2027		750		750
3.50% due February 7, 2028		1,250		1,250
		2,000		2,750
Total Unsecured Notes		8,537		12,113
As at December 31, 2022, the Company was in compliance with all of the terms of its debt agreements. Under the terms of Cenovus’s committed credit facility, the Company is required to maintain a total debt to capitalization ratio, as defined in the agreements, not to exceed 65 percent. The Company is well below this limit.
C) Capital Structure
Cenovus’s capital structure consists of shareholders’ equity plus Net Debt. Net Debt includes the Company’s short-term borrowings, and the current and long-term portions of long-term debt, net of cash and cash equivalents and short-term investments. Net Debt is used in managing the Company’s capital structure. The Company’s objectives when managing its capital structure are to maintain financial flexibility, preserve access to capital markets, ensure its ability to finance internally generated growth and to fund potential acquisitions while maintaining the ability to meet the Company’s financial obligations as they come due. To ensure financial resilience, Cenovus may, among other actions, adjust capital and operating spending, draw down on its credit facilities or repay existing debt, adjust dividends paid to shareholders, purchase the Company’s common shares or preferred shares for cancellation, issue new debt, or issue new shares.
Cenovus monitors its capital structure and financing requirements using, among other things, specified financial measures consisting of Total Debt, Net Debt to adjusted earnings before interest, taxes and DD&A (“Adjusted EBITDA”), Net Debt to Adjusted Funds Flow and Net Debt to Capitalization. These measures are used to steward Cenovus’s overall debt position as measures of Cenovus’s overall financial strength. Net Debt to Adjusted Funds Flow was a new metric as at March 31, 2022.
Cenovus targets a Net Debt to Adjusted EBITDA ratio and a Net Debt to Adjusted Funds Flow ratio of approximately 1.0 times and Net Debt at or below $4 billion over the long-term at a WTI price of US$45.00 per barrel. These measures may fluctuate periodically outside this range due to factors such as persistently high or low commodity prices.

Cenovus Energy Inc. – Q4 2022 Interim Consolidated Financial Statements	32

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2022
Net Debt to Adjusted EBITDA

As at December 31,	2022	2021
Short-Term Borrowings	115	79
Current Portion of Long-Term Debt	—	—
Long-Term Portion of Long-Term Debt	8,691	12,385
Total Debt	8,806	12,464
Less: Cash and Cash Equivalents	(4,524)	(2,873)
Net Debt	4,282	9,591

Net Earnings (Loss)	6,450	587
Add (Deduct):
Finance Costs	820	1,082
Interest Income	(81)	(23)
Income Tax Expense (Recovery)	2,281	728
Depreciation, Depletion and Amortization	4,679	5,886
E&E Asset Write-downs	64	18
(Income) Loss From Equity-Accounted Affiliates	(15)	(57)
Unrealized (Gain) Loss on Risk Management	(126)	2
Foreign Exchange (Gain) Loss, Net	343	(174)
Revaluation (Gains)	(549)	—
Re-measurement of Contingent Payments	162	575
(Gain) Loss on Divestiture of Assets	(269)	(229)
Other (Income) Loss, Net	(532)	(309)
Adjusted EBITDA (1)	13,227	8,086

Net Debt to Adjusted EBITDA	0.3x	1.2x
(1)    Calculated on a trailing twelve-month basis.
Net Debt to Adjusted Funds Flow

As at December 31,	2022	2021
Net Debt	4,282	9,591

Cash From (Used in) Operating Activities	11,403	5,919
(Add) Deduct:
Settlement of Decommissioning Liabilities	(150)	(102)
Net Change in Non-Cash Working Capital	575	(1,227)
Adjusted Funds Flow (1)	10,978	7,248

Net Debt to Adjusted Funds Flow	0.4x	1.3x
(1)    Calculated on a trailing twelve-month basis.
Net Debt to Capitalization

As at December 31,	2022	2021
Net Debt	4,282	9,591
Shareholders’ Equity	27,576	23,596
Capitalization	31,858	33,187

Net Debt to Capitalization	13%	29%

Cenovus Energy Inc. – Q4 2022 Interim Consolidated Financial Statements	33

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2022

21. LEASE LIABILITIES

Total
As at December 31, 2021	2,957
Additions	25
Interest Expense (Note 6)	163
Lease Payments	(465)
Modifications	83
Re-measurements	7
Terminations	(5)
Exchange Rate Movements and Other	71
As at December 31, 2022	2,836
Less: Current Portion	308
Long-Term Portion	2,528
The Company has lease liabilities for contracts related to office space, transportation and storage assets, which includes barges, vessels, pipelines, caverns, railcars and storage tanks, commercial fuel assets and other refining and field equipment. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions.
The Company has variable lease payments related to property taxes for real estate contracts. Short-term leases are leases with terms of twelve months or less.
The Company includes extension options in the calculation of lease liabilities when the Company has the right to extend a lease term at its discretion and is reasonably certain to exercise the extension option. The Company does not have any significant termination options and the residual amounts are not material.

22. CONTINGENT PAYMENTS
A) Sunrise Oil Sands Partnership
In connection with the Sunrise Acquisition (see Note 4), Cenovus agreed to make quarterly variable payments from SOSP to BP Canada for up to eight quarters subsequent to August 31, 2022, when the average WCS crude oil price in a quarter exceeds $52.00 per barrel. The quarterly payment is calculated as $2.8 million plus the difference between the average WCS price less $53.00 multiplied by $2.8 million, for any of the eight quarters the average WCS price is equal to or greater than $52.00 per barrel. If the average WCS price is less than $52.00 per barrel, no payment will be made for that quarter. The maximum cumulative variable payment over the term of the contract is $600 million.
The variable payment will continue to be re-measured at fair value at each reporting date until the earlier of the maximum $600 million in cumulative payments is reached or the eight quarters have lapsed, with changes in fair value recognized in net earnings (loss).
The first quarterly period ended on November 30, 2022. A payment of $92 million was made in January 2023.

Total
As at December 31, 2021	—
Initial Recognition	600
Liabilities Settled or Payable	(92)
Re-measurement (1)	(89)
As at December 31, 2022	419
Less: Current Portion	263
Long-Term Portion	156
(1)     The variable payment is carried at fair value. Changes in fair value are recorded in net earnings (loss).

Cenovus Energy Inc. – Q4 2022 Interim Consolidated Financial Statements	34

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2022
B) FCCL Partnership
On May 17, 2022, the contingent payment obligation associated with the acquisition of a 50 percent interest in the FCCL Partnership (“FCCL”) from ConocoPhillips Company and certain of its subsidiaries ended. The final payment of $177 million was made in July 2022 (as at December 31, 2021 – $160 million was payable).

Total
As at December 31, 2021	236
Re-measurement (1)	251
Liabilities Settled	(487)
As at December 31, 2022	—
(1)     The contingent payment was carried at fair value. Changes in fair value were recorded in net earnings (loss).

23. DECOMMISSIONING LIABILITIES
The decommissioning provision represents the present value of the expected future costs associated with the retirement of producing well sites, upstream processing facilities, surface and subsea plant and equipment, manufacturing facilities, the commercial fuels facilities and the crude-by-rail terminal.
The aggregate carrying amount of the obligation is:

Total
As at December 31, 2021	3,906
Liabilities Incurred	22
Liabilities Acquired (Note 4) (1)	48
Liabilities Settled	(215)
Liabilities Divested (Note 4) (1)	(89)
Change in Estimated Future Cash Flows	693
Change in Discount Rate	(980)
Unwinding of Discount on Decommissioning Liabilities (Note 6)	176
Exchange Rate Movements and Other	(2)
As at December 31, 2022	3,559
(1)     In connection with the Sunrise Acquisition, Cenovus was deemed to have disposed of its pre-existing interest and reacquired it at fair value as required by IFRS 3. As at August 31, 2022, the carrying value of the pre-existing interest in SOSP’s decommissioning liabilities was $11 million.
As at December 31, 2022, the undiscounted amount of estimated future cash flows required to settle the obligation has been discounted using a credit-adjusted risk-free rate of 6.1 percent (December 31, 2021 – 4.4 percent) and assumes an inflation rate of two percent (December 31, 2021 – two percent).
The Company deposits cash into restricted accounts that will be used to fund decommissioning liabilities in offshore China in accordance with the provisions of the regulations of the People’s Republic of China. As at December 31, 2022, the Company had $209 million in restricted cash (December 31, 2021 – $186 million).

Cenovus Energy Inc. – Q4 2022 Interim Consolidated Financial Statements	35

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2022

24. OTHER LIABILITIES

As at December 31,	2022	2021
Pension and Other Post-Employment Benefit Plan	201	288
Provision for West White Rose Expansion Project (1)	204	259
Provisions for Onerous and Unfavourable Contracts	95	99
Employee Long-Term Incentives	245	74
Drilling Provisions	31	56
Deferred Revenue	45	41
Other (2)	221	112
	1,042	929
(1)    On May 31, 2022, the Company divested of 12.5 percent of its working interest in the White Rose field and satellite extensions reducing the provision by $47 million (see Note 9). Cenovus expects to draw down the provision by $58 million in the next twelve months.
(2)     As at December 31, 2022, other includes a net renewable volume obligation (“RVO”) of $101 million. Gross amounts of the RVO and renewable identification numbers asset were $1.1 billion and $1.0 billion, respectively.

25. SHARE CAPITAL AND WARRANTS
A) Authorized
Cenovus is authorized to issue an unlimited number of common shares, and first and second preferred shares not exceeding, in aggregate, 20 percent of the number of issued and outstanding common shares. The first and second preferred shares may be issued in one or more series with rights and conditions to be determined by the Board of Directors prior to issuance and subject to the Company’s articles.
B) Issued and Outstanding – Common Shares

	December 31, 2022		December 31, 2021
	Number of Common Shares (thousands)	Amount	Number of Common Shares (thousands)	Amount
Outstanding, Beginning of Year	2,001,211	17,016	1,228,870	11,040
Issued Under the Arrangement, Net of Issuance Costs	—	—	788,518	6,111
Issued Upon Exercise of Warrants	9,399	93	314	3
Issued Under Stock Option Plans	11,069	170	535	7
Purchase of Common Shares Under NCIBs	(112,489)	(959)	(17,026)	(145)
Outstanding, End of Year	1,909,190	16,320	2,001,211	17,016
As at December 31, 2022, there were 43 million (December 31, 2021 – 30 million) common shares available for future issuance under the stock option plan.
C) Normal Course Issuer Bid
On November 4, 2021, the TSX accepted the Company’s implementation of an NCIB to purchase up to 146.5 million common shares between November 9, 2021, and November 8, 2022. On November 7, 2022, the Company received approval from the TSX to renew the Company’s NCIB program (the “2023 NCIB”) to purchase up to 136.7 million common shares during the period from November 9, 2022, to November 8, 2023.
For the twelve months ended December 31, 2022, the Company purchased and cancelled 112 million common shares (December 31, 2021 – 17 million) through the NCIBs. The shares were purchased at a volume weighted average price of $22.49 per common share (December 31, 2021 – $15.56) for a total of $2.5 billion (December 31, 2021 – $265 million). Paid in surplus was reduced by $1.6 billion (December 31, 2021 – $120 million), representing the excess of the purchase price of the common shares over their average carrying value.
From January 1, 2023, to February 13, 2023, the Company purchased an additional 1.4 million common shares for $36.8 million. As at February 13, 2023, 123.8 million common shares remain available for purchase under the 2023 NCIB.

Cenovus Energy Inc. – Q4 2022 Interim Consolidated Financial Statements	36

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2022
D) Issued and Outstanding – Preferred Shares
For the twelve months ended December 31, 2022, there were no preferred shares issued. As at December 31, 2022, there were 36 million preferred shares outstanding (December 31, 2021 – 36 million), with a carrying value of $519 million (December 31, 2021 – $519 million).

As at December 31, 2022	Dividend Reset Date	Dividend Rate	Number of Preferred Shares (thousands)
Series 1 First Preferred Shares	March 31, 2026	2.58%	10,740
Series 2 First Preferred Shares (1)	Quarterly	5.86%	1,260
Series 3 First Preferred Shares	December 31, 2024	4.69%	10,000
Series 5 First Preferred Shares	March 31, 2025	4.59%	8,000
Series 7 First Preferred Shares	June 30, 2025	3.94%	6,000
(1)The floating-rate dividend was 1.86 percent for the period from December 31, 2021, to March 30, 2022; 2.35 percent for the period from March 31, 2022, to June 29, 2022; 3.21 percent from the period from June 30, 2022, to September 29, 2022; and 5.05 percent for the period from September 30, 2022, to December 30 2022; and 5.86 percent for the period from December 31, 2022, to March 30, 2023.
E) Issued and Outstanding – Warrants

	2022		2021
As at December 31,	Number of Warrants (thousands)	Amount	Number of Warrants (thousands)	Amount
Outstanding, Beginning of Year	65,119	215	—	—
Issued Under the Arrangement	—	—	65,433	216
Exercised	(9,399)	(31)	(314)	(1)
Outstanding, End of Year	55,720	184	65,119	215
The exercise price of the Cenovus warrants is $6.54 per share.

26. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	Pension and Other Post-Employment Benefits	Private Equity Instruments	Foreign Currency Translation Adjustment	Total
As at December 31, 2020	(10)	27	758	775
Other Comprehensive Income (Loss), Before Tax	47	—	(129)	(82)
Income Tax (Expense) Recovery	(9)	—	—	(9)
As at December 31, 2021	28	27	629	684
Other Comprehensive Income (Loss), Before Tax	96	2	713	811
Income Tax (Expense) Recovery	(25)	—	—	(25)
As at December 31, 2022	99	29	1,342	1,470

Cenovus Energy Inc. – Q4 2022 Interim Consolidated Financial Statements	37

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2022

27. STOCK-BASED COMPENSATION PLANS
Cenovus has a number of stock-based compensation plans that include NSRs, Cenovus replacement stock options, performance share units, restricted share units and deferred share units.
The following tables summarize information related to the Company’s stock-based compensation plans:

	Units Outstanding	Units Exercisable
As at December 31, 2022	(thousands)	(thousands)
Stock Options With Associated Net Settlement Rights	14,349	6,673
Cenovus Replacement Stock Options	3,467	2,079
Performance Share Units	8,678	—
Restricted Share Units	6,655	—
Deferred Share Units	1,506	1,506
The weighted average exercise price of NSRs and Cenovus replacement stock options outstanding as at December 31, 2022, were $12.38 and $9.99, respectively.

	Units Granted	Units Vested and Exercised/ Paid Out
For the twelve months ended December 31, 2022	(thousands)	(thousands)
Stock Options With Associated Net Settlement Rights	2,031	11,599
Cenovus Replacement Stock Options	—	6,145
Performance Share Units	3,226	1,413
Restricted Share Units	3,161	2,230
Deferred Share Units	477	257
In the twelve months ended December 31, 2022:
•10,563 thousand NSRs, with a weighted average exercise price of $12.91, were exercised and the holder received a net cash payment.
•1,036 thousand NSRs, with a weighted average exercise price of $11.31, were exercised and net settled for 425 thousand common shares.
•6,042 thousand Cenovus replacement stock options, with a weighted average exercise price of $16.57, were exercised and net settled for cash.
•103 thousand Cenovus replacement stock options were exercised with a weighted average exercise price of $14.98 and settled for 81 thousand common shares.
The following table summarizes the stock-based compensation expense (recovery) recorded for all plans:

	Three Months Ended		Twelve Months Ended
For the periods ended December 31,	2022	2021	2022	2021
Stock Options With Associated Net Settlement Rights	3	3	15	14
Cenovus Replacement Stock Options	17	9	53	26
Performance Share Units	117	26	183	56
Restricted Share Units	35	20	100	48
Deferred Share Units	8	4	22	15
Stock-Based Compensation Expense (Recovery)	180	62	373	159
Stock-Based Compensation Costs Capitalized	—	3	—	8
Total Stock-Based Compensation	180	65	373	167

Cenovus Energy Inc. – Q4 2022 Interim Consolidated Financial Statements	38

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2022

28. RELATED PARTY TRANSACTIONS
Transactions with HMLP are related party transactions as the Company has a 35 percent ownership interest (see Note 17). As the operator of the assets held by HMLP, Cenovus provides management services for which it recovers shared service costs.
The Company is also the contractor for HMLP and constructs its assets based on fixed price contracts or on a cost recovery basis with certain restrictions. For the three and twelve months ended December 31, 2022, the Company charged HMLP $55 million and $188 million, respectively, for construction costs and management services (three and twelve months ended December 31, 2021 – $78 million and $243 million, respectively).
The Company pays an access fee to HMLP for pipeline systems that are used by Cenovus’s blending business. Cenovus also pays HMLP for transportation and storage services. For the three and twelve months ended December 31, 2022, the Company incurred costs of $66 million and $263 million, respectively, for the use of HMLP’s pipeline systems, as well as transportation and storage services (three and twelve months ended December 31, 2021 – $69 million and $284 million, respectively).

29. FINANCIAL INSTRUMENTS
Cenovus’s financial assets and financial liabilities consist of cash and cash equivalents, accounts receivable and accrued revenues, restricted cash, net investment in finance leases, risk management assets and liabilities, investments in the equity of companies, long-term receivables, accounts payable and accrued liabilities, short-term borrowings, lease liabilities, contingent payments, long-term debt and other liabilities. Risk management assets and liabilities arise from the use of derivative financial instruments.
A) Fair Value of Non-Derivative Financial Instruments
The fair values of cash and cash equivalents, accounts receivable and accrued revenues, accounts payable and accrued liabilities, and short-term borrowings approximate their carrying amount due to the short-term maturity of these instruments.
The fair values of restricted cash, net investment in finance leases and long-term receivables approximate their carrying amount due to the specific non-tradeable nature of these instruments.
Long-term debt is carried at amortized cost. The estimated fair value of long-term borrowings has been determined based on period-end trading prices of long-term borrowings on the secondary market (Level 2). As at December 31, 2022, the carrying value of Cenovus’s long-term debt was $8.7 billion and the fair value was $7.8 billion (December 31, 2021, carrying value – $12.4 billion, fair value – $13.7 billion).
The Company classifies certain private equity investments as FVOCI as they are not held for trading and fair value changes are not reflective of the Company’s operations. These assets are carried at fair value on the Consolidated Balance Sheets in other assets. Fair value is determined based on recent private placement transactions (Level 3) when available.
The following table provides a reconciliation of changes in the fair value of private equity investments classified as FVOCI:

	2022	2021
Total, Beginning of Year	53	52
Acquisition	—	1
Changes in Fair Value (1)	2	—
Total, End of Year	55	53
(1)     Changes in fair value are recorded in OCI.
Equity investments classified as FVTPL comprise equity investments in public companies. These assets were carried at fair value on the Consolidated Balance Sheets in other assets. Fair value was determined based on quoted prices in active markets (Level 1).

Cenovus Energy Inc. – Q4 2022 Interim Consolidated Financial Statements	39

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2022
B) Fair Value of Risk Management Assets and Liabilities
The Company’s risk management assets and liabilities consist of crude oil, condensate, natural gas, and refined product futures, as well as renewable power contracts, power and foreign exchange swaps. The Company may also enter into swaps, forwards, and options to manage commodity and foreign exchange exposures, as well as interest rate swaps.
Crude oil, natural gas, condensate, refined product contracts and power swaps are recorded at their estimated fair value based on the difference between the contracted price and the period-end forward price for the same commodity, using quoted market prices or the period-end forward price for the same commodity extrapolated to the end of the term of the contract (Level 2). The fair value of foreign exchange rate contracts, and interest rate swaps are calculated using external valuation models that incorporate observable market data, including foreign exchange forward curves (Level 2) and interest rate yield curves (Level 2), respectively. The fair value of cross currency interest rate swaps are calculated using external valuation models that incorporate observable market data, including foreign exchange forward curves (Level 2) and interest rate yield curves (Level 2).
The fair value of renewable power contracts are calculated using internal valuation models that incorporate broker pricing for relevant markets, some observable market prices and extrapolated market prices with inflation assumptions (Level 3). The fair value of renewable power contracts are calculated by Cenovus’s internal valuation team that consists of individuals who are knowledgeable and have experience in fair value techniques.
Risk management assets and liabilities are carried at fair value on the Consolidated Balance Sheets in accounts receivable and accrued revenues, and accounts payable and accrued liabilities (for short-term positions) and other liabilities and other assets (for long-term positions). Changes in fair value are recorded in the Consolidated Statements of Earnings within (gain) loss on risk management.
Summary of Risk Management Positions

	2022			2021
	Risk Management			Risk Management
As at December 31,	Asset	Liability	Net	Asset	Liability	Net
Crude Oil, Natural Gas, Condensate and Refined Products	2	40	(38)	46	116	(70)
Power Swap Contracts	1	7	(6)	—	—	—
Renewable Power Contracts	90	—	90	—	—	—
Foreign Exchange Rate Contracts	—	—	—	2	—	2
	93	47	46	48	116	(68)
Level 2 prices sourced from observable data or market corroboration refers to the fair value of contracts valued in part using active quotes and in part using observable, market-corroborated data. Level 3 prices are sourced from partially observable data used in internal valuations.
The following table presents the Company’s fair value hierarchy for risk management assets and liabilities carried at fair value:

As at December 31,	2022	2021
Level 2 – Prices Sourced From Observable Data or Market Corroboration	(44)	(68)
Level 3 – Prices Sourced From Partially Observable Data	90	—
	46	(68)

Cenovus Energy Inc. – Q4 2022 Interim Consolidated Financial Statements	40

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2022
The following table provides a reconciliation of changes in the fair value of Cenovus’s risk management assets and liabilities from January 1 to December 31:

	2022	2021
Fair Value of Contracts, Beginning of Year	(68)	(53)
Acquisition	—	(14)
Change in Fair Value of Contracts in Place at Beginning of Year	(5)	—
Change in Fair Value of Contracts Entered Into During the Year	(1,641)	(995)
Fair Value of Contracts Realized During the Year	1,762	993
Unrealized Foreign Exchange Gain (Loss) on U.S. Dollar Contracts	(2)	1
Fair Value of Contracts, End of Year	46	(68)
C) Fair Value of Contingent Payments
The variable payment (Level 3) associated with the Sunrise Acquisition is carried at fair value on the Consolidated Balance Sheets. Fair value is estimated by calculating the present value of the expected future cash flows using an option pricing model (Level 3), which assumes the probability distribution for WCS is based on the volatility of WTI options, volatility of Canadian-U.S. foreign exchange rate options and both WTI and WCS futures pricing discounted using a credit-adjusted risk-free rate. Fair value of the variable payment has been calculated by Cenovus’s internal valuation team, which consists of individuals who are knowledgeable and have experience in fair value techniques. As at December 31, 2022, the fair value of the variable payment was estimated to be $419 million applying a credit-adjusted risk-free rate of 5.2 percent. The maximum cumulative variable payment is $600 million.
As at December 31, 2022, average WCS forward pricing for the remaining term of the variable payment is $72.79 per barrel. The average volatility of WTI options and the Canadian-U.S. foreign exchange rates was 44.2 percent and 7.6 percent, respectively. Changes in the following inputs to the option pricing model, with fluctuations in all other variables held constant, could have resulted in unrealized gains (losses) impacting earnings before income tax as follows:

	Sensitivity Range	Increase	Decrease
WCS Forward Prices	± $10.00 per barrel	(68)	157
WTI Option Volatility	± ten percent	(1)	4
Canadian to U.S. Dollar Foreign Exchange Rate Option Volatility	± five percent	—	—
The contingent payment (Level 3) associated with the acquisition of a 50 percent interest in FCCL from ConocoPhillips Company and certain of its subsidiaries ended on May 17, 2022. The final payment was made in July 2022.
D) Earnings Impact of (Gains) Losses From Risk Management Positions

	Three Months Ended		Twelve Months Ended
For the periods ended December 31,	2022	2021	2022	2021
Realized (Gain) Loss	134	268	1,762	993
Unrealized (Gain) Loss (1)	(38)	(224)	(126)	2
(Gain) Loss on Risk Management	96	44	1,636	995
(1)     All WTI positions related to crude oil sales price risk management were closed by June 30, 2022. In the three months ended June 30, 2022, Cenovus recorded a realized net loss related to these positions of $467 million.
Realized and unrealized gains and losses on risk management are recorded in the reportable segment to which the derivative instrument relates.

30. RISK MANAGEMENT
Cenovus is exposed to financial risks, including market risk related to commodity prices, foreign exchange rates, interest rates, commodity power prices as well as credit risk and liquidity risk.
To manage exposure to commodity price movements between when products are produced or purchased and when sold to the customer or used by Cenovus, the Company may periodically enter into financial positions as a part of ongoing operations to market the Company’s production and physical inventory positions of crude oil, natural gas, condensate, refined products, and power consumption. The Company may also enter into arrangements to manage exposure to future carbon compliance costs or to offset select carbon emissions.

Cenovus Energy Inc. – Q4 2022 Interim Consolidated Financial Statements	41

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2022
The Company entered into risk management positions to help capture incremental margin expected to be received in future periods at the time products will be sold and to mitigate overall exposure to fluctuations in commodity prices related to inventories and physical sales. Mitigation of commodity price volatility may utilize financial positions to protect future cash flows. To manage exposure to interest rate volatility, the Company periodically enters into interest rate swap contracts. To mitigate the Company’s exposure to foreign exchange rate fluctuations, the Company periodically enters into foreign exchange contracts. To manage interest costs on short-term borrowings, the Company periodically enters into cross currency interest rate swaps. To manage electricity costs associated with the production and transportation of crude oil, the Company may enter into power swaps and other energy instruments, including renewable power contracts. To manage exposure to future carbon costs, power prices, or to generate potential offsets for carbon emissions, the Company may enter into renewable power contracts.
As at December 31, 2022, the fair value of risk management positions was a net asset of $46 million and consisted of crude oil, natural gas, condensate, refined products, power and foreign exchange rate instruments. As at December 31, 2022, there were foreign exchange contracts with a notional value of US$168 million outstanding (December 31, 2021 – US$144 million) and no interest rate contracts or cross currency interest rate swap contracts (December 31, 2021 – $nil) outstanding.
Net Fair Value of Risk Management Positions

As at December 31, 2022	Notional Volumes (1) (2)	Terms (3)	Weighted Average Price (1) (2)	Fair Value Asset (Liability)
Futures Contracts Related to Blending (4)
WTI Fixed – Sell	3.2 MMbbls	January 2023 - June 2024	US$80.35/bbl	1
WTI Fixed – Buy	2.3 MMbbls	February 2023 - June 2024	US$79.93/bbl	—
Power Swap Contracts				(6)
Renewable Power Contracts				90
Other Financial Positions (5)				(39)
Total Fair Value				46
(1)    Million barrels (“MMbbls”). Barrel (“bbl”).
(2)    Notional volumes and weighted average price represent various contracts over the respective terms. The notional volumes and weighted average price may fluctuate from month to month as it represents the averages for various individual contracts with different terms.
(3)    Contract terms represent various individual contracts with different terms, and range from one month to eighteen months.
(4)    Condensate related futures contract positions consist of WTI contracts to help manage condensate price exposure.
(5)    Other financial positions consist of risk management positions related to WCS, heavy oil and condensate differential contracts, Belvieu fixed price contracts, reformulated blendstock for oxygenate blending gasoline contracts, heating oil and natural gas fixed price contracts, natural gas basis contracts and the Company’s U.S. manufacturing and marketing activities.
A) Commodity Price, Foreign Exchange and Interest Rate Currency Risk
Sensitivities
The following table summarizes the sensitivity of the fair value of Cenovus’s risk management positions to independent fluctuations in commodity prices and foreign exchange rates, with all other variables held constant. Management believes the fluctuations identified in the table below are a reasonable measure of volatility.
The impact of fluctuating commodity prices and foreign exchange rates on the Company’s open risk management positions could have resulted in an unrealized gain (loss) impacting earnings before income tax as follows:

As at December 31, 2022	Sensitivity Range	Increase	Decrease
Crude Oil Commodity Price	± US$10.00/bbl Applied to WTI, Condensate and Related Hedges	1	(1)
WCS and Condensate Differential Price(1)	± US$2.50/bbl Applied to Differential Hedges Tied to Production	13	(13)
WCS (Hardisty) Differential Price	± US$5.00/bbl Applied to WCS Differential Hedges Tied to Production	(1)	1
Refined Products Commodity Price	± US$10.00/bbl Applied to Heating Oil and Gasoline Hedges	(2)	2
Natural Gas Basis Price	± US$0.50/MCF Applied to Natural Gas Basis Hedges	1	(1)
Power Commodity Price	± C$20.00/Megawatt Hour Applied to Power Hedges	113	(113)
U.S. to Canadian Dollar Exchange Rate	± 0.05 in the U.S. to Canadian Dollar Exchange Rate	14	(17)
(1)    Excludes WCS (Hardisty) differential.

Cenovus Energy Inc. – Q4 2022 Interim Consolidated Financial Statements	42

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2022
B) Credit Risk
Credit risk arises from the potential that the Company may incur a financial loss if a counterparty to a financial instrument fails to meet its financial or performance obligations in accordance with agreed terms. Cenovus has in place a Credit Policy approved by the Audit Committee and the Board of Directors, which is designed to ensure that its credit exposures are within an acceptable risk level. The Credit Policy outlines the roles and responsibilities related to credit risk, sets a framework for how credit exposures will be measured, monitored and mitigated, and sets parameters around credit concentration limits.
Cenovus assesses the credit risk of new counterparties and continues risk-based monitoring of all counterparties on an ongoing basis. A substantial portion of Cenovus’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. Cenovus’s exposure to its counterparties is within its credit policy tolerances. The maximum credit risk exposure associated with accounts receivable and accrued revenues, net investment in finance leases, risk management assets and long-term receivables is the total carrying value.
As at December 31, 2022, approximately 85 percent (December 31, 2021 – 94 percent) of the Company’s accruals, receivables related to Cenovus’s joint arrangements, trade receivables and net investment in finance leases were with investment grade counterparties, and 99 percent of the Company’s accounts receivable were outstanding for less than 60 days. The associated average expected credit loss on these accounts was 0.4 percent as at December 31, 2022 (December 31, 2021 – 0.1 percent).
C) Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet all of its financial obligations as they become due. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price. Cenovus manages its liquidity risk through the active management of cash and debt, and by maintaining appropriate access to credit, which may be impacted by the Company’s credit ratings. As disclosed in Note 20, over the long term, Cenovus targets a Net Debt to Adjusted EBITDA ratio and Net Debt to Adjusted Funds Flow ratio of approximately 1.0 times at the bottom of the commodity price cycle to manage the Company’s overall debt position.
Undiscounted cash outflows relating to financial liabilities are:

As at December 31, 2022	1 Year	Years 2 and 3	Years 4 and 5	Thereafter	Total
Accounts Payable and Accrued Liabilities	6,124	—	—	—	6,124
Short-Term Borrowings (1)	115	—	—	—	115
Long-Term Debt (1)	401	983	2,014	11,196	14,594
Contingent Payments	271	167	—	—	438
Lease Liabilities (1)	426	746	596	2,889	4,657

As at December 31, 2021	1 Year	Years 2 and 3	Years 4 and 5	Thereafter	Total
Accounts Payable and Accrued Liabilities	6,353	—	—	—	6,353
Short-Term Borrowings (1)	79	—	—	—	79
Long-Term Debt (1)	561	1,608	2,603	14,892	19,664
Contingent Payments	238	—	—	—	238
Lease Liabilities (1)	453	794	634	3,192	5,073
(1)     Principal and interest, including current portion if applicable.

Cenovus Energy Inc. – Q4 2022 Interim Consolidated Financial Statements	43

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2022

31. SUPPLEMENTARY CASH FLOW INFORMATION
A) Working Capital

As at December 31,	2022	2021
Total Current Assets	12,430	11,988
Total Current Liabilities	8,021	7,305
Working Capital	4,409	4,683
As at December 31, 2022, adjusted working capital was $4.7 billion (December 31, 2021 – $3.8 billion), excluding assets held for sale of $nil (December 31, 2021 – $1.3 billion), the current portion of the contingent payments of $263 million (December 31, 2021 – $236 million) and liabilities related to assets held for sale of $nil (December 31, 2021 – $186 million).
Changes in non-cash working capital is as follows:

	Three Months Ended		Twelve Months Ended
For the periods ended December 31,	2022	2021	2022	2021
Accounts Receivable and Accrued Revenues	719	320	838	(953)
Income Tax Receivable	30	(14)	(58)	(1)
Inventories	29	(526)	(143)	(1,646)
Accounts Payable and Accrued Liabilities	(136)	553	(524)	1,645
Income Tax Payable	123	81	1,000	87
Total Change in Non-Cash Working Capital	765	414	1,113	(868)

Net Change in Non-Cash Working Capital – Operating Activities	673	271	575	(1,227)
Net Change in Non-Cash Working Capital – Investing Activities	92	143	538	359
Total Change in Non-Cash Working Capital	765	414	1,113	(868)

Cenovus Energy Inc. – Q4 2022 Interim Consolidated Financial Statements	44

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2022
B) Reconciliation of Liabilities
The following table provides a reconciliation of liabilities to cash flows arising from financing activities:

	Dividends Payable	Short-Term Borrowings	Long-Term Debt	Lease Liabilities
As at December 31, 2020	—	121	7,441	1,757
Acquisition (Note 4)	—	40	6,602	1,441
Changes From Financing Cash Flows:
Net Issuance (Repayment) of Short-Term Borrowings	—	(77)	—	—
(Repayment) of Revolving Long-Term Debt	—	—	(350)	—
Issuance of Long-Term Debt	—	—	1,557	—
(Repayment) of Long-Term Debt	—	—	(2,870)	—
Principal Repayment of Leases	—	—	—	(300)
Base Dividends Paid on Common Shares	(176)	—	—	—
Dividends Paid on Preferred Shares	(34)	—	—	—
Non-Cash Changes:
Net Premium (Discount) on Redemption of Long-Term Debt	—	—	121	—
Finance Costs	—	—	(59)	—
Lease Additions	—	—	—	110
Lease Modifications	—	—	—	22
Lease Re-measurements	—	—	—	(4)
Lease Terminations	—	—	—	(1)
Transfers to Liabilities Related to Assets Held for Sale	—	—	—	(58)
Base Dividends Declared on Common Shares	176	—	—	—
Dividends Declared on Preferred Shares	34	—	—	—
Exchange Rate Movements and Other	—	(5)	(57)	(10)
As at December 31, 2021	—	79	12,385	2,957
Changes From Financing Cash Flows:
Net Issuance (Repayment) of Short-Term Borrowings	—	34	—	—
(Repayment) of Long-Term Debt	—	—	(4,149)	—
Principal Repayment of Leases	—	—	—	(302)
Base Dividends Paid on Common Shares	(682)	—	—	—
Variable Dividends Paid on Common Shares	(219)	—	—	—
Dividends Paid on Preferred Shares	(26)	—	—	—
Non-Cash Changes:
Net Premium (Discount) on Redemption of Long-Term Debt	—	—	(29)	—
Finance Costs	—	—	(28)	—
Lease Additions	—	—	—	25
Lease Modifications	—	—	—	83
Lease Re-measurements	—	—	—	7
Lease Terminations	—	—	—	(5)
Base Dividends Declared on Common Shares	682	—	—	—
Variable Dividends Declared on Common Shares	219	—	—	—
Dividends Declared on Preferred Shares	35	—	—	—
Exchange Rate Movements and Other	—	2	512	71
As at December 31, 2022	9	115	8,691	2,836

Cenovus Energy Inc. – Q4 2022 Interim Consolidated Financial Statements	45

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2022

32. COMMITMENTS AND CONTINGENCIES
A) Commitments
Cenovus has entered into various commitments in the normal course of operations. Commitments that have original maturities less than one year are excluded from the table below. Future payments for the Company’s commitments are below:

As at December 31, 2022	1 Year	2 Years	3 Years	4 Years	5 Years	Thereafter	Total
Transportation and Storage (1)	1,747	2,011	1,542	1,416	1,360	13,005	21,081
Product Purchases	1,626	1,509	922	922	922	3,457	9,358
Real Estate (2)	48	50	50	50	54	604	856
Obligation to Fund Equity-Accounted Affiliate (3)	92	105	96	96	91	143	623
Other Long-Term Commitments (4)	381	90	75	74	65	395	1,080
Total Payments	3,894	3,765	2,685	2,558	2,492	17,604	32,998
(1)    Includes transportation commitments of $9.1 billion (December 31, 2021 – $8.1 billion) that are subject to regulatory approval or have been approved, but are not yet in service. Terms are up to 20 years subsequent to the commencement of the contract.
(2)    Relates to the non-lease components of lease liabilities consisting of operating costs and unreserved parking for office space. Excludes committed payments for which a provision has been provided.
(3)    Relates to funding obligations for HCML.
(4)    Includes Cenovus’s proportionate share of the commitments related to WRB, Toledo and the Offshore segment.
As at December 31, 2022, the Company had commitments with HMLP that include $2.2 billion related to long-term transportation and storage commitments (December 31, 2021 – $2.6 billion).
There were also outstanding letters of credit aggregating to $490 million (December 31, 2021 – $565 million) issued as security for financial and performance conditions under certain contracts.
B) Contingencies
Legal Proceedings
Cenovus is involved in a limited number of legal claims associated with the normal course of operations. Cenovus believes that any liabilities that might arise from such matters, to the extent not provided for, are not likely to have a material effect on its interim Consolidated Financial Statements.
Income Tax Matters
The tax regulations and legislation and interpretations thereof in the various jurisdictions in which Cenovus operates are continually changing. As a result, there are usually a number of tax matters under review. Management believes that the provision for taxes is adequate.

Cenovus Energy Inc. – Q4 2022 Interim Consolidated Financial Statements	46